As filed with the Securities and Exchange Commission on June 26, 2002


                                           1940 Act Registration No.: 811-09763

                                           1933 Act Registration No.: 333-



--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM N-4


          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  [X]

                                      AND

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  [_]


                             AMENDMENT NO. 13  [X]


               LINCOLN NEW YORK ACCOUNT N FOR VARIABLE ANNUITIES
                              ChoicePlus II Bonus
                           (Exact Name of Registrant)


                  LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
                              (Name of Depositor)

                        100 Madison Street, Suite 1860
                           Syracuse, New York 13202

--------------------------------------------------------------------------------
             (Address of Depositor's Principal Executive Offices)

      Depositor's Telephone Number, including Area Code:  (315) 428-8400

                              ROBERT O. SHEPPARD
                   Lincoln Life & Annuity Company of New York
                         100 Madison Street Suite 1860
                           Syracuse, New York 13202

--------------------------------------------------------------------------------
                   (Name and Address of Agent for Service)

                                   Copy to:
                           Mary Jo Ardington, Esquire
                  The Lincoln National Life Insurance Company
                             1300 S. Clinton Street
                            Ft. Wayne, Indiana 46802



                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 As soon as practicable after the effective date of the Registration Statement.


     Title of Securities: Interests in a separate account under individual flexible payment deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) shall determine.

Lincoln ChoicePlus II Bonus
Lincoln New York Separate Account N
for Variable Annuities
Individual Variable Annuity Contracts

Home Office:
                                                Servicing Office:
Lincoln Life & Annuity Company of New York
                                                Lincoln New York ChoicePlus
100 Madison Street, Suite 1860
                                                P.O. Box 7866
Syracuse, NY 13202
                                                Fort Wayne, IN 46801
www.LincolnRetirement.com
                                                1-888-868-2583
This Prospectus describes the individual flexible premium deferred variable annuity contract that is issued by Lincoln Life & Annuity Company of New York (Lincoln New York). It is primarily for use with nonqualified plans and retirement plans under Section 408 (IRAs) and 408A (Roth IRAs) of the tax code. Generally, you do not pay federal income tax on the contract's growth until it is paid out. The contract is designed to accumulate contract value and to provide retirement income that you cannot outlive or for an agreed upon time. These benefits may be a variable or fixed amount or a combination of both. If you die before the annuity commencement date, we will pay your beneficiary a death benefit. In the alternative, you may choose to receive a death benefit on the death of the annuitant.

The minimum initial purchase payment for the contract is $10,000. Additional purchase payments may be made to the contract and must be at least $100 per payment ($25 if transmitted electronically), and at least $300 annually.

You choose whether your contract value accumulates on a variable or a fixed (guaranteed) basis or both. If all your purchase payments are in the fixed account, we guarantee your principal and a minimum interest rate. We limit transfer amounts from the fixed side of the contract.

Lincoln New York offers variable annuity contracts that do not have bonus and persistency credits and have lower fees. Expenses for bonus contracts may be higher than similar contracts without a bonus. Because of this, the amount of the bonus credits and persistency credits may, over time, be offset by additional fees and charges. You should carefully consider whether or not this contract is the best product for you.

All purchase payments, bonus credits and persistency credits for benefits on a variable basis will be placed in Lincoln New York Separate Account N for Variable Annuities (variable annuity account [VAA]). The VAA is a segregated investment account of Lincoln New York. You take all the investment risk on the contract value and the retirement income for amounts placed into one or more of the contract's variable options. If the subaccounts you select make money, your contract value goes up; if they lose money, it goes down. How much it goes up or down depends on the performance of the subaccounts you select. We do not guarantee how any of the variable options or their funds will perform.
Also, neither the U.S. Government nor any federal agency insures or guarantees your investment in the contract.

The available funds are listed below:

AIM Variable Insurance Funds (Series II Shares):
   AIM V.I. Growth Fund
   AIM V.I. International Growth Fund
   AIM V.I. Premier Equity Fund

Alliance Variable Products Series Fund (Class B):
   Alliance Growth and Income Portfolio
   Alliance Premier Growth Portfolio
   AllianceBernstein Small Cap Value Portfolio
   Alliance Technology Portfolio

American Funds Insurance SeriesSM (AFIS) (Class 2):
   AFIS Global Small Capitalization Fund
   AFIS Growth Fund
   AFIS Growth-Income Fund
   AFIS International Fund

Delaware VIP Trust (Service Class):
   Delaware VIP Large Cap Value Series
   Delaware VIP High Yield Series
   Delaware VIP REIT Series
   Delaware VIP Small Cap Value Series
   Delaware VIP Trend Series
   Delaware VIP U.S. Growth Series

FranklinTempleton Variable Insurance Products Trust (Class 2):
   FTVIPT Franklin Small Cap Fund
   FTVIPT Templeton Growth Securities Fund

Janus Aspen Series (Service Class):
   Aggressive Growth Portfolio
   Balanced Portfolio
   Worldwide Growth Portfolio

Lincoln National:
   Aggressive Growth Fund
   Bond Fund
   Capital Appreciation Fund
   Global Asset Allocation Fund
   International Fund
   Money Market Fund
   Social Awareness Fund

MFS(R) Variable Insurance Trust (Service Class):
   MFS Capital Opportunities Series
   MFS Emerging Growth Series
   MFS Total Return Series
   MFS Utilities Series

Neuberger Berman AMT:
   Mid-Cap Growth Portfolio
   Regency Portfolio

Putnam Variable Insurance Trust (Class IB):
   Growth & Income Fund
   Health Sciences Fund

Scudder VIT Funds:
   Scudder VIT EAFE Equity Index
   Scudder VIT Equity 500 Index
   Scudder VIT Small Cap Index

Variable Insurance Products (Service Class 2):
   Fidelity(R) VIP Contrafund Portfolio
   Fidelity(R) VIP Equity-Income Portfolio
   Fidelity(R) VIP Growth Portfolio
   Fidelity(R) VIP Overseas Portfolio

This Prospectus gives you information about the contracts that you should know before you decide to buy a contract and make purchase payments. You should also review the prospectuses for the funds that are attached, and keep all prospectuses for reference.

Neither the SEC nor any state securities commission has approved this contract or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

You can obtain a current Statement of Additional Information (SAI), dated the same date as this Prospectus, about the contracts which has more information. Its terms are made part of this Prospectus. If you have any questions, or for a free copy, write: Lincoln New York ChoicePlus, P.O. Box 7866, Fort Wayne, Indiana 46801, or call 1-888-868-2583. The SAI and other information about Lincoln New York and Account N are also available on the SEC's web site (http://www.sec.gov). There is a table of contents for the SAI on the last page of this Prospectus.

          , 2002

Table of Contents

                                                            Page
                ------------------------------------------------
                Special terms                                 3
                ------------------------------------------------
                Expense tables                                4
                ------------------------------------------------
                Summary                                       9
                ------------------------------------------------
                Condensed financial information              10
                ------------------------------------------------
                Investment results                           10
                ------------------------------------------------
                Financial statements                         10
                ------------------------------------------------
                Lincoln Life & Annuity Company of New
                York                                         10
                ------------------------------------------------
                Variable annuity account (VAA)               10
                ------------------------------------------------
                Investments of the variable annuity account  10
                ------------------------------------------------
                Charges and other deductions                 14
                ------------------------------------------------
                The contracts                                16
                ------------------------------------------------
                Contractowner questions                      22
                ------------------------------------------------

                                                            Page
               -------------------------------------------------
               Annuity payouts                               22
               -------------------------------------------------
               Fixed side of the contract                    23
               -------------------------------------------------
               Federal tax matters                           24
               -------------------------------------------------
               Voting rights                                 28
               -------------------------------------------------
               Distribution of the contracts                 28
               -------------------------------------------------
               Return privilege                              28
               -------------------------------------------------
               State regulation                              28
               -------------------------------------------------
               Records and reports                           28
               -------------------------------------------------
               Other information                             29
               -------------------------------------------------
               Legal proceedings                             29
               -------------------------------------------------
               Statement of additional information table of
               contents for Variable Annuity Account N
               Lincoln ChoicePlus II Bonus                   30
               -------------------------------------------------

Special terms

(We have italicized the terms that have special meaning throughout this Prospectus.)

Account or variable annuity account (VAA)--The segregated investment account, Account N, into which Lincoln New York sets aside and invests the assets for the variable side of the contract offered in this Prospectus.

Accumulation unit--A measure used to calculate contract value for the variable side of the contract before the annuity commencement date.

Annuitant--The person on whose life the annuity benefit payments are based and upon whose life a death benefit may be paid.

Annuity commencement date--The valuation date when funds are withdrawn or converted into annuity units or fixed dollar payout for payment of retirement income benefits under the annuity payout option you select.

Annuity payout--An amount paid at regular intervals after the annuity commencement date under one of several options available to the annuitant and/or any other payee. This amount may be paid on a variable or fixed basis, or a combination of both.

Annuity unit--A measure used to calculate the amount of annuity payouts for the variable side of the contract after the annuity commencement date.

Beneficiary--The person you choose to receive the death benefit that is paid if you die before the annuity commencement date.

Bonus credit--The additional amount credited to the contract for each purchase payment.

Contractowner (you, your, owner)--The person who has the ability to exercise the rights within the contract (decides on investment allocations, transfers, payout option, designates the beneficiary, etc.). Usually, but not always, the owner is the annuitant.

Contract value--At a given time before the annuity commencement date, the total value of all accumulation units for a contract plus the value of the fixed side of the contract.

Contract year--Each one-year period starting with the effective date of the contract and starting with each contract anniversary after that.

Death benefit--The amount payable to your designated beneficiary if the owner dies before the annuity commencement date or, if selected, to the owner if the annuitant dies.

Earnings--The excess of contract value over purchase payments, bonus credits and persistency credits which have not yet been withdrawn from the contract.

Free amount--The amount that may be withdrawn each contract year without incurring a surrender charge.

Lincoln Life--The Lincoln National Life Insurance Company.

Lincoln New York (we, us, our)--Lincoln Life & Annuity Company of New York.

Persistency credit--The additional amount credited to the contract after the fourteenth contract anniversary.

Purchase payments--Amounts paid into the contract other than bonus credits and persistency credits.

Subaccount--The portion of the VAA that reflects investments in accumulation and annuity units of a class of a particular fund available under the contracts. There is a separate subaccount which corresponds to each class of a fund.

Valuation date--Each day the New York Stock Exchange (NYSE) is open for trading.

Valuation period--The period starting at the close of trading (currently, 4:00 p.m. New York time) on each day that the NYSE is open for trading (valuation date) and ending at the close of such trading on the next valuation date.

Expense tables

Summary of contractowner expenses:

Transfer Fee: $25

The transfer charge will not be imposed on the first 12 transfers during a contract year. We reserve the right to charge in the future a $25 fee for transfers over 12 times during any contract year. Automatic dollar-cost averaging, portfolio rebalancing and cross-reinvestment transfers are not included as transfers for purposes of calculating the transfer fee.

The maximum surrender charge (contingent deferred sales charge) (as a percentage of purchase payments surrendered/withdrawn): 8.5%

The surrender charge percentage is reduced over time. The later the redemption occurs, the lower the surrender charge with respect to that surrender or withdrawal. We may waive this charge in certain situations. See Charges and other deductions--Surrender charge.

--------------------------------------------------------------------------------
Account N annual expenses for Lincoln ChoicePlus II Bonus subaccounts:
(as a percentage of average daily net assets):

                                                   With Enhanced
                                                   Guaranteed Minimum
                                                   Death Benefit
                                                   (EGMDB)
                                                   ------------------
           Mortality and expense risk charge             1.45%
           Administrative charge                          .15%
                                                         -----
           Total annual charge for each subaccount       1.60%

Annual expenses of the funds for the year ended December 31, 2001:
(as a percentage of each fund's average net assets):

                                                             Management                    Other Expenses      Total Expenses
                                                             Fees (after any               (after any          (after any
                                                             waivers/            12b-1     waivers/            waivers/
                                                             reimbursements) +   Fees  +   reimbursements) =   reimbursements)
------------------------------------------------------------------------------------------------------------------------------
AFIS Global Small Capitalization Fund (class 2)                     0.80%        0.25%          0.03%               1.08%
------------------------------------------------------------------------------------------------------------------------------
AFIS Growth Fund (class 2)                                          0.37         0.25           0.01                0.63
------------------------------------------------------------------------------------------------------------------------------
AFIS Growth-Income Fund (class 2)                                   0.33         0.25           0.02                0.60
------------------------------------------------------------------------------------------------------------------------------
AFIS International Fund (class 2)                                   0.55         0.25           0.06                0.86
------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth Fund                                                0.62         0.25           0.26                1.13
------------------------------------------------------------------------------------------------------------------------------
AIM V.I. International Growth Fund                                  0.73         0.25           0.32                1.30
------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Premier Equity Fund                                        0.60         0.25           0.25                1.10
------------------------------------------------------------------------------------------------------------------------------
Alliance Growth and Income Portfolio (class B)                      0.63         0.25           0.04                0.92
------------------------------------------------------------------------------------------------------------------------------
Alliance Premier Growth Portfolio (class B)                         1.00         0.25           0.04                1.29
------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Small Cap Value Portfolio (class B)/1/            0.00         0.25           1.20                1.45
------------------------------------------------------------------------------------------------------------------------------
Alliance Technology Portfolio (class B)                             1.00         0.25           0.08                1.33
------------------------------------------------------------------------------------------------------------------------------
Delaware VIP Large Cap Value Series (Service class)/2/              0.60         0.15           0.08                0.83
------------------------------------------------------------------------------------------------------------------------------
Delaware VIP High Yield Series (Service class)/2/                   0.65         0.15           0.14                0.94
------------------------------------------------------------------------------------------------------------------------------
Delaware VIP REIT Series (Service class)/2/                         0.75         0.15           0.14                1.04
------------------------------------------------------------------------------------------------------------------------------
Delaware VIP Small Cap Value Series (Service class)/2/              0.75         0.15           0.11                1.01
------------------------------------------------------------------------------------------------------------------------------
Delaware VIP Trend Series (Service class)/2/                        0.74         0.15           0.16                1.05
------------------------------------------------------------------------------------------------------------------------------
Delaware VIP U.S. Growth Series (Service class)/2/                  0.59         0.15           0.21                0.95
------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Contrafund Portfolio (Service class 2)/3/           0.58         0.25           0.11                0.94
------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Equity-Income Portfolio (Service class 2)/3/        0.48         0.25           0.11                0.84
------------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Growth Portfolio (Service class 2)/3/               0.58         0.25           0.10                0.93
------------------------------------------------------------------------------------------------------------------------------

                                                            Management                    Other Expenses      Total Expenses
                                                            Fees (after any               (after any          (after any
                                                            waivers/            12b-1     waivers/            waivers/
                                                            reimbursements) +   Fees  +   reimbursements) =   reimbursements)
-----------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Overseas Portfolio (Service class 2)/3/          0.73%          0.25%          0.20%               1.18%
-----------------------------------------------------------------------------------------------------------------------------
FTVIPT Franklin Small Cap Fund (class 2)/4/                      0.45           0.25           0.31                1.01
-----------------------------------------------------------------------------------------------------------------------------
Janus Aspen Aggressive Growth Portfolio (Service Class)          0.65           0.25           0.02                0.92
-----------------------------------------------------------------------------------------------------------------------------
Janus Aspen Balanced Portfolio (Service Class)                   0.65           0.25           0.01                0.91
-----------------------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth Portfolio (Service                  0.65           0.25           0.04                0.94
 Class)
-----------------------------------------------------------------------------------------------------------------------------
Lincoln National Aggressive Growth Fund                          0.72           0.00           0.09                0.81
-----------------------------------------------------------------------------------------------------------------------------
Lincoln National Bond Fund                                       0.42           0.00           0.11                0.53
-----------------------------------------------------------------------------------------------------------------------------
Lincoln National Capital Appreciation Fund                       0.72           0.00           0.06                0.78
-----------------------------------------------------------------------------------------------------------------------------
Lincoln National Global Asset Allocation Fund                    0.73           0.00           0.23                0.96
-----------------------------------------------------------------------------------------------------------------------------
Lincoln National International Fund                              0.84           0.00           0.15                0.99
-----------------------------------------------------------------------------------------------------------------------------
Lincoln National Money Market Fund                               0.45           0.00           0.09                0.54
-----------------------------------------------------------------------------------------------------------------------------
Lincoln National Social Awareness Fund                           0.34           0.00           0.06                0.40
-----------------------------------------------------------------------------------------------------------------------------
MFS(R) Variable Trust Capital Opportunities Series
 (Service class)/6,7,8/                                          0.75           0.25           0.16                1.16
-----------------------------------------------------------------------------------------------------------------------------
MFS(R) Variable Trust Emerging Growth Series (Service
 class)/6,7/                                                     0.75           0.25           0.12                1.12
-----------------------------------------------------------------------------------------------------------------------------
MFS(R) Variable Trust Total Return Series (Service
 class)/6,7/                                                     0.75           0.25           0.14                1.14
-----------------------------------------------------------------------------------------------------------------------------
MFS(R) Variable Trust Utilities Series (Service class)/6,7/      0.75           0.25           0.18                1.18
-----------------------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Mid-Cap Growth Portfolio                    0.84           0.00           0.07                0.91
-----------------------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Regency Portfolio/9/                        0.85           0.00           0.65                1.50
-----------------------------------------------------------------------------------------------------------------------------
Putnam VT Growth & Income Fund (Class IB)                        0.46           0.25           0.05                0.76
-----------------------------------------------------------------------------------------------------------------------------
Putnam VT Health Sciences Fund (Class IB)                        0.70           0.25           0.09                1.04
-----------------------------------------------------------------------------------------------------------------------------
Scudder VIT EAFE Equity Index/10/                                0.45           0.00           0.20                0.65
-----------------------------------------------------------------------------------------------------------------------------
Scudder VIT Equity 500 Index/10/                                 0.20           0.00           0.10                0.30
-----------------------------------------------------------------------------------------------------------------------------
Scudder VIT Small Cap Index/10/                                  0.35           0.00           0.10                0.45
-----------------------------------------------------------------------------------------------------------------------------
FTVIPT Templeton Growth Securities Fund (class 2)/5/             0.80           0.25           0.05                1.10
-----------------------------------------------------------------------------------------------------------------------------

 1.For the period May 1, 2001 through April 30, 2002, the Adviser waived and/or reimbursed certain expenses of the Portfolio to the extent that Total Expenses will not exceed 1.20%. Without the waiver/reimbursement the re-stated Management Fees, 12b-1 Fees, Other Expenses and Total Expenses would be 1.00%, 0.25%, 1.92% and 3.17%. Effective May 1, 2002, the adviser has contractually agreed to waive and/or reimburse certain expenses of the AllianceBernstein Small Cap Value Portfolio to the extent that Total Expenses will not exceed 1.45%. Without the waiver/reimbursement, the re-stated Management Fees, 12b-1 Fees, Other Expenses and Total Expenses for the Small Cap Value Portfolio would be 1.00%, 0.25%, 1.92% and 3.17% respectively. The expenses in the table have been re-stated to reflect the waiver and/or reimbursement in effect on May 1, 2002.

 2.For the period May 1, 2001 through April 30, 2002, the advisor waived its Management Fee and/or reimbursed the Series for expenses to the extent that Total Expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses, and 12b-1 fees) would not exceed 0.85% REIT, Small Cap, Trend; 0.80% High Yield Series; Large Cap Value; 0.75% US Growth Series. Without such an arrangement, the Management Fee and Total Expenses would have been 0.65% and 0.88% Large Cap Value, and 0.65% and 1.01% US Growth for fiscal year 2001 (the total includes 12b-1 fees). Effective May 1, 2002 through April 30, 2003 Delaware Management Company has contractually agreed to waive its Management Fee and/or reimburse the Series for expenses to the extent that Total Expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses, and 0.15% 12b-1 fee) will not exceed 0.95% REIT, Small Cap Value, Trend, 0.80% US Growth Series, High Yield Series, Large Cap Value. The expenses in the table have been re-stated to reflect the waiver and/or reimbursement in effect from May 1, 2002 through April 30, 2003.

 3.Actual annual class operating expenses were lower than figures reflected in the table because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. See the accompanying fund prospectus for details.

 4.The manager had agreed in advance to make an estimated reduction of 0.08% of its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. Without this reduction, the Management Fee would have been 0.53% and Total Expenses would have been 1.09%.

 5.The Fund administration fee is paid indirectly through the management fee.

 6.Each Series has adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of service class shares (these fees are referred to as distribution fees).

 7.Each Series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend distribution agent. The series may enter into other similar arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Total Expenses" would be lower, and would be estimated to be:
   1.11% for Emerging Growth Series; 1.15% for Capital Opportunities Series; 1.13% for Total Return Series; 1.17% for Utilities Series.

 8.MFS has contractually agreed, subject to reimbursement, to bear the series' expenses such that "Other Expenses" (after taking into account the expense offset arrangement described above) do not exceed 0.15% annually. These contractual fee arrangements will continue until at least May 1, 2003, unless changed with the consent of the board of trustees which oversees the series.

 9.Neuberger Berman Management Inc. ("NBMI") has undertaken through April 30,
   2005 to reimburse certain operating expenses, including the compensation of NBMI and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1.50% of the average daily net asset value. Absent such reimbursement, Other Expenses would have been 0.84% and Total Expenses would have been 1.69% for the Regency portfolio. The expense reimbursement arrangement for the Regency portfolio is contractual for three years and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause the Portfolio's Total Expenses to exceed 1.50%. The Regency Portfolio commenced operations in August 2001; the expense figures in the table are estimated.

10.Under the Advisory Agreement with Deutsche Asset Management, Inc. (the
   "Advisor"), the fund will pay an advisory fee. These fees are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive its fee and to reimburse the funds for certain expenses so that the fund's total operating expenses will not exceed 0.30% for the Equity 500 Index Fund, 0.45% for the Small Cap Index Fund and 0.65% for the EAFE Equity Index Fund. Without the reimbursement to the funds, total Management Fees would have been 0.21% for the Equity 500 Index Fund, 0.53% for the Small Cap Fund and 0.61% for the EAFE Equity Index Fund; Total Expenses would have been 0.31% for the Equity 500 Index Fund, 0.63% for the Small Cap Fund and 0.81% for the EAFE Equity Index Fund. These reimbursements will be terminated no earlier than December 31, 2002.

EXAMPLES
(expenses of the subaccounts and of the funds):

These examples assume that the EGMDB is in effect, and that fee waivers/reimbursements will continue for the length of time shown in the example.

If you surrender your contract at the end of the time period shown, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return:

                                                            1 year 3 years 5 years 10 years
-------------------------------------------------------------------------------------------
AFIS Global Small Cap (Class 2)                              $112   $163    $202     $301
-------------------------------------------------------------------------------------------
AFIS Growth (Class 2)                                         108    150     179      256
-------------------------------------------------------------------------------------------
AFIS Growth-Income (Class 2)                                  107    149     178      253
-------------------------------------------------------------------------------------------
AFIS International (Class 2)                                  110    157     191      280
-------------------------------------------------------------------------------------------
AIM V.I. Growth (Series II)                                   113    165     204      306
-------------------------------------------------------------------------------------------
AIM V.I. International Growth (Series II)                     114    170     213      322
-------------------------------------------------------------------------------------------
AIM V.I. Premier Equity (Series II)                           112    164     203      303
-------------------------------------------------------------------------------------------
Alliance Growth and Income (Class B)                          111    158     194      286
-------------------------------------------------------------------------------------------
Alliance Premier Growth (Class B)                             114    169     212      321
-------------------------------------------------------------------------------------------
AllianceBernstein Small Cap Value (Class B)                   116    174     220      336
-------------------------------------------------------------------------------------------
Alliance Technology (Class B)                                 115    171     214      325
-------------------------------------------------------------------------------------------
Delaware VIP Large Cap Value (Service Class)                  110    156     190      277
-------------------------------------------------------------------------------------------
Delaware VIP High Yield (Service Class)                       111    159     195      288
-------------------------------------------------------------------------------------------
Delaware VIP REIT (Service Class)                             112    162     200      297
-------------------------------------------------------------------------------------------
Delaware VIP Small Cap Value (Service Class)                  111    161     199      294
-------------------------------------------------------------------------------------------
Delaware VIP Trend (Service Class)                            112    162     201      298
-------------------------------------------------------------------------------------------
Delaware VIP U.S. Growth (Service Class)                      111    159     196      289
-------------------------------------------------------------------------------------------
Fidelity(R) VIP Contrafund (Service Class 2)                  111    159     195      288
-------------------------------------------------------------------------------------------
Fidelity(R) VIP Equity-Income (Service Class 2)               110    156     190      278
-------------------------------------------------------------------------------------------
Fidelity(R) VIP Growth (Service Class 2)                      111    159     195      287
-------------------------------------------------------------------------------------------
Fidelity(R) VIP Overseas (Service Class 2)                    113    166     207      311
-------------------------------------------------------------------------------------------
FTVIPT Franklin Small Cap (Class 2)                           111    161     199      294
-------------------------------------------------------------------------------------------
Janus Aspen Aggressive Growth Portfolio                       111    158     194      286
-------------------------------------------------------------------------------------------
Janus Aspen Balanced Portfolio                                110    158     194      285
-------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth Portfolio                        111    159     195      288
-------------------------------------------------------------------------------------------
Lincoln National Aggressive Growth                            109    155     189      275
-------------------------------------------------------------------------------------------
Lincoln National Bond                                         107    147     174      246
-------------------------------------------------------------------------------------------
Lincoln National Capital Appreciation                         109    154     187      272
-------------------------------------------------------------------------------------------
Lincoln National Global Asset Allocation                      111    160     196      290
-------------------------------------------------------------------------------------------
Lincoln National International                                111    161     198      292
-------------------------------------------------------------------------------------------
Lincoln National Money Market                                 107    147     175      247
-------------------------------------------------------------------------------------------
Lincoln National Social Awareness                             105    143     168      233
-------------------------------------------------------------------------------------------
MFS(R) Variable Trust Capital Opportunities (Service Class)   113    166     206      309
-------------------------------------------------------------------------------------------
MFS(R) Variable Trust Emerging Growth (Service Class)         113    164     204      305
-------------------------------------------------------------------------------------------
MFS(R) Variable Trust Total Return (Service Class)            113    165     205      307
-------------------------------------------------------------------------------------------
MFS(R) Variable Trust Utilities (Service Class)               113    166     207      311
-------------------------------------------------------------------------------------------
Neuberger Berman AMT Mid-Cap Growth                           110    158     194      285
-------------------------------------------------------------------------------------------
Neuberger Berman AMT Regency                                  116    176     223      341
-------------------------------------------------------------------------------------------
Putnam VT Growth and Income                                   109    154     186      270
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences                                     112    162     200      297
-------------------------------------------------------------------------------------------
Scudder VIT EAFE Equity Index                                 108    150     180      258
-------------------------------------------------------------------------------------------
Scudder VIT Equity 500 Index                                  104    140     163      222
-------------------------------------------------------------------------------------------
Scudder VIT Small Cap Index                                   106    144     170      238
-------------------------------------------------------------------------------------------
FTVIPT Templeton Growth Securities (Class 2)                  112    164     203      303
-------------------------------------------------------------------------------------------

If you do not surrender your contract, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return:

                                                            1 year 3 years 5 years 10 years
-------------------------------------------------------------------------------------------
AFIS Global Small Capitalization (Class 2)                   $27     $83    $142     $301
-------------------------------------------------------------------------------------------
AFIS Growth (Class 2)                                         23      70     119      256
-------------------------------------------------------------------------------------------
AFIS Growth-Income (Class 2)                                  22      69     118      253
-------------------------------------------------------------------------------------------
AFIS International (Class 2)                                  25      77     131      280
-------------------------------------------------------------------------------------------
AIM V.I. Growth (Series II)                                   28      85     144      306
-------------------------------------------------------------------------------------------
AIM V.I. International Growth (Series II)                     29      90     153      322
-------------------------------------------------------------------------------------------
AIM V.I. Premier Equity (Series II)                           27      84     143      303
-------------------------------------------------------------------------------------------
Alliance Growth and Income (Class B)                          26      78     134      286
-------------------------------------------------------------------------------------------
Alliance Premier Growth (Class B)                             29      89     152      321
-------------------------------------------------------------------------------------------
Alliance Small Cap Value (Class B)                            31      94     160      336
-------------------------------------------------------------------------------------------
Alliance Technology (Class B)                                 30      91     154      325
-------------------------------------------------------------------------------------------
Delaware VIP Large Cap Value (Service Class)                  25      76     130      277
-------------------------------------------------------------------------------------------
Delaware VIP High Yield (Service Class)                       26      79     135      288
-------------------------------------------------------------------------------------------
Delaware VIP REIT (Service Class)                             27      82     140      297
-------------------------------------------------------------------------------------------
Delaware VIP Small Cap Value (Service Class)                  26      81     139      294
-------------------------------------------------------------------------------------------
Delaware VIP Trend (Service Class)                            27      82     141      298
-------------------------------------------------------------------------------------------
Delaware VIP U.S. Growth (Service Class)                      26      79     136      289
-------------------------------------------------------------------------------------------
Fidelity(R) VIP Contrafund (Service Class 2)                  26      79     135      288
-------------------------------------------------------------------------------------------
Fidelity(R) VIP Equity-Income (Service Class 2)               25      76     130      278
-------------------------------------------------------------------------------------------
Fidelity(R) VIP Growth (Service Class 2)                      26      79     135      287
-------------------------------------------------------------------------------------------
Fidelity(R) VIP Overseas (Service Class 2)                    28      86     147      311
-------------------------------------------------------------------------------------------
FTVIPT Franklin Small Cap Fund                                26      81     139      294
-------------------------------------------------------------------------------------------
Janus Aspen Agressive Growth Portfolio (Service Class)        26      78     134      286
-------------------------------------------------------------------------------------------
Janus Aspen Balanced Portfolio (Service Class)                25      78     134      285
-------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth Portfolio (Service Class)        26      79     135      288
-------------------------------------------------------------------------------------------
Lincoln National Aggressive Growth                            24      75     129      275
-------------------------------------------------------------------------------------------
Lincoln National Bond                                         22      67     114      246
-------------------------------------------------------------------------------------------
Lincoln National Capital Appreciation                         24      74     127      272
-------------------------------------------------------------------------------------------
Lincoln National Global Asset Allocation                      26      80     136      290
-------------------------------------------------------------------------------------------
Lincoln National International                                26      81     138      292
-------------------------------------------------------------------------------------------
Lincoln National Money Market                                 22      67     115      247
-------------------------------------------------------------------------------------------
Lincoln National Social Awareness                             20      63     108      233
-------------------------------------------------------------------------------------------
MFS(R) Variable Trust Capital Opportunities (Service Class)   28      86     146      309
-------------------------------------------------------------------------------------------
MFS(R) Variable Trust Emerging Growth (Service Class)         28      84     144      305
-------------------------------------------------------------------------------------------
MFS(R) Variable Trust Total Return (Service Class)            28      85     145      307
-------------------------------------------------------------------------------------------
MFS(R) Variable Trust Utilities (Service Class)               28      86     147      311
-------------------------------------------------------------------------------------------
Neuberger Berman AMT Mid-Cap Growth                           25      78     134      285
-------------------------------------------------------------------------------------------
Neuberger Berman AMT Regency                                  31      96     163      341
-------------------------------------------------------------------------------------------
Putnam VT Growth & Income (Class IB)                          24      74     126      270
-------------------------------------------------------------------------------------------
Putnam VT Health Sciences (Class IB)                          27      82     140      297
-------------------------------------------------------------------------------------------
Scudder VIT EAFE Equity Index                                 23      70     120      258
-------------------------------------------------------------------------------------------
Scudder VIT Equity 500 Index                                  19      60     103      222
-------------------------------------------------------------------------------------------
Scudder VIT Small Cap Index                                   21      64     110      238
-------------------------------------------------------------------------------------------
FTVIPT Templeton Growth Securities                            27      84     143      303
-------------------------------------------------------------------------------------------

The Expense Tables reflect expenses of the VAA as well as expenses of the funds. We provide these examples to help you understand the direct and indirect costs and expenses of the contract. For more information, see Charges and other deductions in this Prospectus, and the prospectuses for the funds. Premium taxes may also apply, although they do not appear in the examples. Different fees and expenses not reflected in the examples may be imposed during a period in which annuity payouts are made. These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.

Summary

What kind of contract am I buying? It is an individual variable and/or fixed annuity contract between you and Lincoln New York. This Prospectus describes the variable side of the contract. See The contracts.

What is the variable annuity account (VAA)? It is a separate account we established under New York insurance law, and registered with the SEC as a unit investment trust. VAA assets are allocated to one or more subaccounts, according to your investment choices. VAA assets are not chargeable with liabilities arising out of any other business which Lincoln New York may conduct. See Variable annuity account.

What are my investment choices? Based upon your instruction for purchase payments, the VAA applies your purchase payments, bonus credits and persistency credits to buy shares in one or more of the investment options. See Investments of the variable annuity account--Description of the funds.

Who invests my money? Several different investment advisers manage the investment options. See Investments of the variable annuity account--Investment advisers.

How does the contract work? If we approve your application, we will send you a contract. When you make purchase payments during the accumulation phase, you receive bonus credits and you buy accumulation units. If you decide to receive annuity payouts, your accumulation units are converted to annuity units. Your annuity payouts will be based on the number of annuity units you received and the value of each annuity unit on payout days. See The contracts.

What charges do I pay under the contract? If you withdraw purchase payments, you pay a surrender charge from 0% to 8.5% of the surrendered or withdrawn purchase payment, depending upon how long those payments have been invested in the contract. We may waive surrender charges in certain situations. See Charges and other deductions--Surrender charge.

We will deduct any applicable premium tax from purchase payments or contract value at the time the tax is incurred or at another time we choose.

We reserve the right to charge in the future a $25 fee for transfers over 12 times during any contract year, excluding automatic dollar cost averaging portfolio rebalancing and cross-reinvestment transfers.

We apply a charge to the daily net asset value of the VAA. There is an administrative charge of 0.15% plus a mortality and expense risk charge of 1.45% for the EGMDB. See Charges and other deductions.

The funds' investment management fees, expenses and expense limitations, if applicable, are more fully described in the prospectuses for the funds.

Charges may also be imposed during the annuity payout period. See The contracts and Annuity payouts.

For more information about the compensation we pay for sales of contracts. See The contracts--Commissions.

What purchase payments do I make, and how often? Subject to the minimum and maximum payment amounts, your payments are completely flexible. See The contracts--Purchase payments.

What is a bonus credit and a persistency credit? When purchase payments are made, Lincoln New York will credit an additional amount to the contract, known as a bonus credit. The amount of the bonus credit is calculated as a percentage of the purchase payments. The bonus credit percentage will vary based on the owner's cumulative purchase payments, as defined in this Prospectus. All bonus credits become part of the contract value at the same time as the corresponding purchase payments. Bonus credits are not considered to be purchase payments. See The contracts--Bonus credits.

A persistency credit of 0.05% of contract value less purchase payments that have been in the contract less than fourteen years will be credited on a quarterly basis after the fourteenth anniversary. See The contracts--Persistency credits.

Lincoln New York offers a variety of variable annuity contracts. Other annuity contracts that we offer have no provision for bonus credits but may have lower mortality and expense risk charges and/or lower surrender charges. During the surrender charge period, the amount of bonus credit may be more than offset by higher surrender charges associated with the bonus credit. Beyond the surrender charge period, the persistency credits are designed to fully or partially offset these additional fees and charges. We encourage you to talk with your financial adviser and determine which annuity contract is most appropriate for you.

How will my annuity payouts be calculated? If you decide to annuitize, you may select an annuity option and start receiving annuity payouts from your contract as a fixed option or variable option or a combination of both. See Annuity payouts--Annuity options. Remember that participants in the VAA benefit from any gain, and take a risk of any loss, in the value of the securities in the funds' portfolios.

What happens if I die before I annuitize? Your beneficiary will receive the Enhanced Guaranteed Minimum Death Benefit (EGMDB). Your beneficiary has options as to how the death benefit is paid. In the alternative, you may choose to receive a death benefit on the death of the annuitant. See The contracts--Death benefit.

May I transfer contract value between variable options and between the fixed side of the contract? Yes, with certain limits. See The contracts--Transfers between subaccounts on or before the annuity commencement date, Transfers after the annuity commencement date and Transfers to and from a fixed account on or before the annuity commencement date.

May I surrender the contract or make a withdrawal? Yes, subject to contract requirements and to the restrictions of any qualified retirement plan for which the contract was purchased. See The contracts--Surrenders and withdrawals. If you surrender the contract or make a withdrawal, certain charges may apply. See Charges and other deductions. A portion of surrender/withdrawal proceeds may be taxable. In addition, if you decide to take a distribution before age 59 1/2, a 10% Internal Revenue Service (IRS) tax penalty may apply. A surrender or a withdrawal also may be subject to 20% withholding. See Federal tax matters.

Do I get a free look at this contract? Yes. You can cancel the contract within ten days of the date you first receive the contract. You need to return the contract, postage prepaid, to our servicing office. You assume the risk of any market drop on purchase payments you allocate to the variable side of the contract. We will not refund any bonus credits credited to your contract value if you elect to cancel your contract; however, we will assume the risk of investment loss on the bonus credits. See Return privilege.

Condensed financial information

Because this contract was not available as of December 31, 2001, accumulation unit values are not included in this Prospectus or in the SAI.

Investment results

At times, the VAA may compare its investment results to various unmanaged indices or other variable annuities in reports to shareholders, sales literature and advertisements. The results will be calculated on a total return basis for various periods, with or without contingent deferred sales charges. Total returns include the reinvestment of all distributions, which are reflected in changes in unit value. The money market subaccount's yield is based upon investment performance over a 7-day period, which is then annualized. During extended periods of low interest rates, the yields of any subaccount investing in a money market may also become extemely low and possibly negative.

The money market yield figure and annual performance of the subaccounts are based on past performance and do not indicate or represent future performance. See the SAI for further information.

Financial statements

The financial statements of the VAA and the statutory-basis financial statements of Lincoln New York are located in the SAI. If you would like a free copy of the SAI, complete and mail the enclosed card, or call 1-888-868-2583.

Lincoln Life & Annuity Company of New York

Lincoln New York is a life insurance company founded in New York on June 6, 1996. Lincoln New York is a subsidiary of Lincoln Life. Lincoln Life is one of the largest stock life insurance companies in the United States. Lincoln Life, an Indiana corporation, is owned by Lincoln National Corp. (LNC) which is also organized under Indiana law. LNC's primary businesses are insurance and financial services.

Variable annuity account (VAA)

On March 11, 1999, the VAA was established as an insurance company separate account under New York law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act). The SEC does not supervise the VAA or Lincoln New York. The VAA is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and losses, whether realized or not, from assets allocated to the VAA are, in accordance with the applicable annuity contracts, credited to or charged against the VAA. They are credited or charged without regard to any other income, gains or losses of Lincoln New York. Lincoln New York is the issuer of the contracts and the obligations set forth in the contract, other than those of the contractowner, are Lincoln New York's. The VAA satisfies the definition of a separate account under the federal securities laws. We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the funds. You assume the full investment risk for all amounts placed in the VAA.

The VAA is used to support other annuity contracts offered by Lincoln New York in addition to the contracts described in this Prospectus. The other annuity contracts supported by the VAA generally invest in the same funds as the contracts described in this Prospectus. These other annuity contracts may have different charges that could affect the performance of their subaccounts, and they offer different benefits.

Investments of the variable annuity account

You decide the subaccount(s) to which you allocate purchase payments. Bonus credits are allocated to the subaccounts at the same time and at the same percentage as the purchase payments being made. There is a separate subaccount which corresponds to each class of each fund. You may change your allocation without penalty or charges. Shares of the funds will be sold at net asset value with no initial sales charge to the VAA in order to fund the contracts. The funds are required to redeem fund shares at net asset value upon our request. We reserve the right to add, delete or substitute funds.

Investment advisers
The investment advisers of the funds are:

AIM Variable Insurance Funds, Inc. ("AIM V.I. Funds"), managed by A I M Advisors, Inc.

Alliance Variable Products Series Fund managed by Alliance Capital Management, L.P.

American Funds Insurance Series, managed by Capital Research and Management Company.

Delaware VIP Trust ("Delaware VIP"), managed by Delaware Management Company.

Franklin Templeton Variable Insurance Products Trust--FTVIPT Franklin Small Cap is managed by Franklin Advisers, Inc.; FTVIPT Templeton Growth Securities is managed by Templeton Global Advisors Limited.

Janus Aspen Series, managed by Janus Capital Management LLC.

Lincoln National Aggressive Growth Fund and Lincoln National Global Asset Allocation Fund are managed by Delaware Management Company* and sub-advised by Putnam Investment Management, LLC.

Lincoln National Bond Fund, and Lincoln National Money Market Fund are managed by Delaware Management Company.*

Lincoln National Capital Appreciation Fund is managed by Delaware Management Company* and sub-advised by Janus Capital Management LLC.

Lincoln National International Fund is managed by Delaware Management Company* and sub-advised by Delaware International Advisers, Ltd.

Lincoln National Social Awareness Fund is managed by Delaware Management Company.**

MFS--Variable Insurance Trust ("MFS Variable Trust"), managed by Massachusetts Financial Services Company.

Neuberger Berman Advisers Management Trust (Neuberger Berman AMT), managed by Neuberger Berman Management, Inc.

Putnam Variable Trust (Putnam VT), managed by Putnam Investment Management,
L.L.C.

Scudder VIT Funds, managed by Deutsche Asset Management, Inc.

Variable Insurance Products ("Fidelity(R) VIP"), managed by Fidelity Management & Research Company.

*Delaware Management Company is a series of Delaware Management Business Trust, a registered investment adviser. Prior to May 1, 2002, the Fund was advised by Delaware Lincoln Investment Advisers, which is another series of the Trust and part of the same investment advisory firm.

**Delaware Management Company is a series of Delaware Management Business Trust, a registered investment adviser. Prior to May 1, 2002, the Fund was advised by Vantage Investment Advisers, which is another series of the Trust and part of the same investment advisory firm.

As compensation for their services to the fund, the investment advisers receive a fee from the fund, which is accrued daily and paid monthly. This fee is based on the net assets of each fund, as defined under the Purchase and Redemption of Shares, in the prospectus for the fund.

With respect to a fund, the adviser and/or distributor, or an affiliate thereof, may compensate Lincoln New York (or an affiliate) for administrative, distribution, or other services. We also may receive 12b-1 fees from funds. Some funds may compensate us more than other funds. It is anticipated that such compensation will be based on assets of the particular fund attributable to the contracts along with certain other variable contracts issued or administered by Lincoln New York (or an affiliate). As of the date of this Prospectus, we were receiving compensation from each fund company.

The funds' shares are issued and redeemed only in connection with variable annuity contracts and variable life insurance policies (mixed funding) issued through separate accounts of Lincoln New York and other life insurance companies (shared funding). The funds do not foresee any disadvantage to contractowners arising out of mixed or shared funding. Nevertheless, the funds' Boards intend to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a fund. This might force a fund to sell portfolio securities at disadvantageous prices.

Description of the funds
Each of the subaccounts of the VAA is invested solely in shares of one of the funds available under the contract. Each fund may be subject to certain investment policies and restrictions which may not be changed without a majority vote of shareholders of that fund.

Certain funds offered as part of this contract have similar investment objectives and policies to other portfolios managed by the adviser. The investment results of the funds, however, may be higher or lower than the other portfolios that are managed by the adviser or sub-adviser. There can be no assurance, and no representation is made, that the investment results of any of the funds will be comparable to the investment results of any other portfolio managed by the adviser or sub-adviser.

Following are brief summaries of the investment objectives and policies of the funds. Each fund is subject to certain investment policies and restrictions which may not be changed without a majority vote of shareholders of that fund. More detailed information may be obtained from the current prospectus for the fund which accompanies this booklet. You should read each fund prospectus carefully before investing. Please be advised that there is no assurance that any of the funds will achieve their stated objectives.

AFIS Global Small Capitalization Fund: Seeks to make your investment grow over time by investing primarily in stocks of smaller companies located around the world that typically have market capitalizations of $50 million to $1.5 billion. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

AFIS Growth Fund: Seeks to make your investment grow by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

AFIS Growth-Income Fund: Seeks to make your investment grow and provide you with income over time by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends. The fund is designed for investors seeking both capital appreciation and income.

AFIS International Fund: Seeks to make your investment grow over time by investing primarily in common stocks of companies located outside the United States. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

AIM V.I. Growth Fund: Seeks growth of capital.

AIM V.I. International Growth Fund: Seeks to provide long-term growth of capital.

AIM V.I. Premier Equity Fund: Seeks to achieve long-term growth of capital. Income is a secondary objective.

Alliance Growth and Income Portfolio: Seeks reasonable current income and reasonable appreciation through investments primarily in dividend-paying common stocks of good quality. The portfolio also may invest in fixed-income securities and convertible securities.

Alliance Premier Growth Portfolio: Seeks long-term growth of capital by pursuing aggressive investment policies. The portfolio invests predominantly in the equity securities of a limited number of large, carefully selected, high-quality U.S. companies that are judged likely to achieve superior earnings growth.

AllianceBernstein Small Cap Value Portfolio: Seeks long-term growth of capital by investing primarily in a diversified portfolio of equity securities of companies with relatively small market capitalization.

Alliance Technology Portfolio: Seeks to emphasizes growth of capital and invests for capital appreciation. Current income is only an incidental consideration. The portfolio may seek income by writing listed call options. The portfolio invests primarily in securities of companies expected to benefit from technological advances and improvements (i.e., companies that use technology extensively in the development of new or improved products or processes).

Delaware VIP Large Cap Value Series: Seeks capital appreciation with current income as a secondary objective. Under normal circumstances, at least 80% of the Series' net assets will be in investments of large cap companies. Management considers buying a stock when they believe it is undervalued and has the potential to increase in price as the market realizes its true value.

Delaware VIP High Yield Series: Seeks total return and, as a secondary objective, high current income. Under normal circumstances, the Series will invest at least 80% of its net assets in fixed income securities rated at the time of purchase BB or lower by S&P or similarly rated by another NRSRO or, if unrated, judged to be of comparable quality.

Delaware VIP REIT Series: Seeks to achieve maximum long-term total return with capital appreciation as a secondary objective by investing primarily in the securities of companies primarily engaged in the real estate industry.

Delaware VIP Small Cap Value Series: Seeks capital appreciation by investing primarily in stocks of small cap companies whose market values appear low relative to underlying value or future earnings and growth potential.

Delaware VIP Trend Series: Seeks long-term capital apppreciation by investing primarily in stocks of small growth oriented or emerging companies, that, in the management team's view, are responsive to changes within the marketplace and have the fundamental characteriestics to support continued growth.

Delaware VIP U.S. Growth: Seeks to maximize capital appreciation by investing in stock of companies of all sizes. Investment management looks for stocks with low dividend yields, strong balance sheets, and high expected earnings growth rates as compared to other companies in the same industry.

Fidelity(R) VIP Contrafund Portfolio: Seeks long-term capital appreciation by investing primarily in securities of companies whose value the adviser believes is not fully recognized by the public.

Fidelity(R) VIP Equity-Income Portfolio: Seeks reasonable income by investing primarily in income-producing equity securities, with some potential for capital appreciation, seeking a yield that exceeds the composite yield on the securities comprising the Standard and Poor's 500 Index (S&P 500).

Fidelity(R) VIP Growth Portfolio: Seeks long-term capital appreciation. The portfolio normally purchases common stocks.

Fidelity(R) VIP Overseas Portfolio: Seeks long-term growth of capital by investing primarily in foreign securities.

FTVIPT Franklin Small Cap Fund: Seeks long-term capital growth. Invests primarily in equity securities of U.S. small cap companies, with market cap values not exceeding (1) $1.5 billion, or (2) the highest market cap value in the Russell 2000 Index, whichever is greater, at the time of purchase. The fund may continue to hold an investment for further capital growth opportunities even if the company is no longer considered a small cap company.

Janus Aspen Aggressive Growth Portfolio: Seeks long-term growth of capital by investing primarily in common stocks selected for their growth potential and normally invests at least 50% of its equity assets in medium sized companies.

Janus Aspen Balanced Portfolio: Seeks long-term capital growth, consistent with the preservation of capital and balanced by current income. The portfolio normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. The portfolio will normally invest at least 25% of its assets in fixed-income securities.

Janus Aspen Worldwide Growth Portfolio: Seeks long-term growth of capital in a manner consistent with the preservation of capital. Pursues objective by investing primarily in common stocks of companies of any size throughout the world. The Portfolio normally invests in issuers from at least five different countries, including the United States. The portfolio may at times invest in fewer than five countries or even a single country.

Lincoln National Aggressive Growth Fund: Seeks to maximize capital appreciation. The fund invests in stocks of small, lesser known companies which have a chance to grow significantly in a short time.

Lincoln National Bond Fund: Seeks maximum current income consistent with prudent investment strategy. The fund invests primarily in medium- and long-term corporate and government bonds.

Lincoln Capital Appreciation Fund: Seeks long-term growth of capital in a manner consistent with preservation of capital. The fund primarily buys stocks in a large number of companies of all sizes if the companies are competing well and if their products or services are in high demand. It may also buy some money market securities and bonds, including junk bonds.

Lincoln National Global Asset Allocation Fund: Seeks long-term return consistent with preservation of capital. The fund allocates its assets among several categories of equity and fixed-income securities, both of U.S. and foreign issuers.

Lincoln National International Fund: Seeks long-term capital appreciation. The fund trades in securities outside the United States--mostly stocks, with an occasional bond or money market security.

Lincoln National Money Market Fund: Seeks maximum current income consistent with the preservation of capital. The fund invests in high quality short-term obligations issued by U.S. corporations; the U.S. Government; and federally chartered banks and U.S. branches of foreign banks.

Lincoln National Social Awareness Fund: Seeks long-term capital appreciation. The fund buys stocks of established companies which adhere to certain specific social criteria.

MFS(R) Variable Trust Capital Opportunities Series: Seeks capital appreciation.

MFS(R) Variable Trust Emerging Growth Series: Seeks to provide long-term growth by investing primarily in the common stocks of companies the managers believe are in the early stages of their life cycle but which have the potential to become major enterprises.

MFS(R) Variable Trust Total Return Series: Seeks mainly to provide above-average income consistent with the prudent employment of capital and to provide a reasonable opportunity for capital growth and income. The fund invests in a broad range of securities, including short-term obligations, and may be diversified not only by company and industry, but also by security type.

MFS(R) Variable Trust Utilities Series: Seeks capital growth and current income by investing the majority of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.

Neuberger Berman AMT Mid-Cap Growth Portfolio: Seeks growth of capital appreciation by investing primarily in common stocks of mid-capitalization companies, using a growth-oriented investment approach.

Neuberger Berman AMT Regency Portfolio: Seeks growth of capital by investing primarily in common stocks of mid-capitalization companies using a growth-oriented investment approach.

Putnam VT Growth & Income Fund: Seeks capital growth and current income.

Putnam VT Health Sciences Fund: Seeks capital appreciation by investing primarily in common stocks of the companies in the health sciences industry.

Scudder VIT EAFE Equity Index: Seeks to replicate as closely as possible, before expenses, the total return of the Morgan Stanley Capital International
(MSCI) EAFE(R) Index (EAFE(R) Index) which emphasizes stocks of companies in major markets in Europe, Australia and the Far East.

Scudder VIT Equity 500 Index: Seeks to match the performance of the stock market as represented by Standard & Poor's 500 Index, before fund expenses.

Scudder VIT Small Cap Index: The Fund seeks to match, as closely as possible, before expenses, the performance of the Russell 2000 Small Stock Index (the Russell 2000 Index), which emphasizes stocks of small US companies.

FTVIPT Templeton Growth Securities Fund: Seeks long-term capital growth. Invests primarily in equity securities of companies of any nation, including those in the U.S. and emerging markets.

Fund shares
We will purchase shares of the funds at net asset value and direct them to the appropriate subaccounts of the VAA. We will redeem sufficient shares of the appropriate funds to pay annuity payouts, death benefits, surrender/withdrawal proceeds or for other purposes described in the contract. If you want to transfer all or part of your investment from one subaccount to another, we may redeem shares held in the first and purchase shares of the other. Redeemed shares are retired, but they may be reissued later.

When a fund sells any of its shares both to variable annuity and to variable life insurance separate accounts it is said to engage in mixed funding. When a fund sells any of its shares to separate accounts of unaffiliated life insurance companies, it is said to engage in shared funding.

The funds currently engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interest of various contractowners participating in a fund could con-flict. Each of the fund's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. See the prospectuses for the funds.

Shares of the funds are not sold directly to the general public. They are sold to Lincoln New York, and may be sold to other insurance companies, for investment of the assets of the subaccounts established by those insurance companies to fund variable annuity and variable life insurance contracts.

Reinvestment of dividends and capital gain distributions
All dividends and capital gain distributions of the funds are automatically reinvested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to contractowners as additional units, but are reflected as changes in unit values.

Addition, deletion or substitution of investments
We reserve the right, within the law, to add, delete and substitute series and/or funds within the VAA. We may also add, delete, or substitute series or funds only for certain classes of contractowners. New or substitute funds may have different fees and expenses, and may only be offered to certain classes of contractowners.

Substitutions may be made with respect to existing investments or the investments of future purchase payments, or both. We may close subaccounts to allocations of purchase payments or contract value, or both, at any time in our sole discretion. The funds, which sell their shares to the subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the subaccounts.

Substitutions might also occur if shares of a fund should no longer be available, or if investment in any fund's shares should become inappropriate, in the judgment of our management, for the purposes of the contract, or for any other reason in our sole discretion. We will not substitute shares of one fund for another without any necessary approval by the SEC. We will also provide you advance written notice.

Charges and other deductions

We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder. More particularly, our administrative services include: processing applications for and issuing the contracts, processing purchases and redemptions of fund shares as required (including dollar cost averaging, cross-reinvestment, portfolio rebalancing, and automatic withdrawal services--See Additional services and the SAI for more information on these programs), maintaining records, administering annuity payouts, furnishing accounting and valuation services (including the calculation and monitoring of daily subaccount values), reconciling and depositing cash receipts, providing contract confirmations, providing toll-free inquiry services and furnishing telephone and electronic fund transfer services. The risks we assume include: the risk that annuitants receiving annuity payouts under contract live longer than we assumed when we calculated our guaranteed rates (these rates are incorporated in the contract and cannot be changed); the risk that death benefits paid will exceed the actual contract value; and the risk that our costs in providing the services will exceed our revenues from contract charges (which we cannot change). The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the description of the charge. For example, the contingent deferred sales charge collected may not fully cover all of the sales and distribution expenses actually incurred by us. Any remaining expenses will be paid from our general account which may consist, among other things, of proceeds derived from mortality and expense risk charges deducted from the account. A portion of the mortality and expense risk and administrative charge and a portion of the surrender charges are assessed to fully or partially recoup bonus credits paid into the contract by Lincoln New York when purchase payments are made. We may profit from one or more of the fees and charges deducted under the contract. We may use these profits for any corporate purpose, including financing the distribution of the contracts.

Deductions from the VAA for Lincoln ChoicePlus II Bonus
We apply a charge to the daily net asset value of the VAA. There is an administrative charge of 0.15% plus a mortality and expense risk charge of 1.45% for the EGMDB.

Surrender charge
A surrender charge applies (except as described below) to surrenders and withdrawals of other purchase payments that have been invested for the periods indicated as follows:

                      Number of contract
                      anniversaries since
                      purchase payment was
                      invested
---------------------------------------------------------------
                      Less than
                      Two years At Least
                                2   3   4   5   6   7   8   9+
Surrender charge as a
 percentage of the
 surrendered or
 withdrawn purchase
 payments             8.5%      8   7   6   5   4   3   2   0

A surrender charge does not apply to:

 1.A surrender or withdrawal of a purchase payment beyond the ninth anniversary since the purchase payment was invested.

 2.Withdrawals of contract value during a contract year to the extent that the total contract value withdrawn during the current contract year does not exceed the free amount which is equal to the greater of 10% of the current contract value or 10% of the total purchase payments;

 3.Purchase payments that have been invested at least 12 months when used in the calculation of the initial benefit payment to be made under an annuity payout option.

 4.A surrender or withdrawal of any purchase payments if such purchase payments were received more than 12 months prior to the onset of a permanent and total disability of the contractowner as defined in Section 22(e)(3) of the tax code, which disability occurred after the effective date of the contract and before the 65th birthday of the contractowner.

 5.When the surviving spouse assumes ownership of the contract as a result of the death of the original owner.

 6.A surrender or withdrawal of any purchase payments if such purchase payments were received more than 12 months prior to admittance of the contractowner to an accredited nursing home or equivalent health care facility, where the admittance into the nursing home occurs after the effective date of the contract and the owner has been confined for at least 90 consecutive days.

 7.A surrender or withdrawal of any purchase payments if such purchase payments were received more than 12 months prior to the diagnosis date of a terminal illness that is after the effective date of the contract and results in a life expectancy of less than one year as determined by a qualified professional medical practitioner.

 8.A surrender of the contract as a result of the death of the contractowner or annuitant.

 9.A surrender or annuitization of bonus credits and persistency credits.

10.Periodic payments made under any annuity payout option made available by Lincoln New York.

For purposes of calculating the surrender charge on withdrawals, Lincoln New York assumes that:

a.The free amount will be withdrawn from purchase payments on a "first in-first out (FIFO)" basis.

b.Prior to the ninth anniversary of the contract, any amount withdrawn above the free amount during a contract year will be withdrawn in the following order:

  1.from purchase payments (on a FIFO basis) until exhausted; then

  2.from earnings until exhausted; then

  3.from bonus credits.

c.On or after the ninth anniversary of the contract, any amount withdrawn above the free amount during a contract year will be withdrawn in the following order:

  1.from purchase payments (on a FIFO basis) to which a surrender charge no longer applies until exhausted; then

  2.from earnings and persistency credits until exhausted; then

  3.from bonus credits attributable to purchase payments to which a surrender charge no longer applies until exhausted; then

  4.from purchase payments (on a FIFO basis) to which a surrender charge still applies until exhausted; then

  5.from bonus credits attributable to purchase payments to which a surrender charge still applies.

We calculate the surrender charge as a percentage of purchase payments, which means that you would pay the same surrender charge at the time of surrender regardless of whether your contract value has increased or decreased.

The surrender charge is calculated separately for each purchase payment. The surrender charges associated with surrender or withdrawal are paid to us to compensate us for the loss we experience on contract distribution costs when contractowners surrender or withdraw before distribution costs have been recovered.

If the contractowner is a corporation or other non-individual (non-natural person), the annuitant or joint annuitant will be considered the contractowner or joint owner for purposes of determining when a surrender charge does not apply.

Transfer fee
We reserve the right to impose in the future a $25 fee for transfers over 12 times during any contract year. Automatic dollar-cost averaging, cross-reinvestment and portfolio rebalancing transfers are not included as transfers for purposes of calculating the transfer fee.

Deductions for premium taxes
Any premium tax or other tax levied by any governmental entity as a result of the existence of the contracts or the VAA will be deducted from the contract value when incurred, or at another time of our choosing.

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium taxes generally depend upon the law of your state of residence. The tax ranges from zero to 5.0%. Currently, there is no premium tax levied for New York residents.

Other charges and deductions
Charges may also be imposed during the annuity payout period.

There are additional deductions from and expenses paid out of the assets of the underlying funds that are more fully described in the prospectuses for the funds. Among these deductions and expenses are 12b-1 fees which reimburse Lincoln New York or an affiliate for certain expenses incurred in connection with certain administrative and distribution support services provided to the funds.

Additional information
The administrative charge and surrender charges described previously may be reduced or eliminated for any particular contract. However, these charges will be reduced only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges. Lower distribution and administrative expenses may be the result of economies associated with (1) the use of mass enrollment procedures, (2) the performance of administrative or sales functions by the employer, (3) the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees or (4) any other circumstances which reduce distribution or administrative expenses. The exact amount of charges and fees applicable to a particular contract will be stated in that contract.

The contracts

Purchase of contracts
If you wish to purchase a contract, you must apply for it through a sales representative authorized by us. The completed application is sent to us and we decide whether to accept or reject it. If the application is accepted, a contract is prepared and executed by our legally authorized officers. The contract is then sent to you through your sales representative. See Distribution of the contracts.

When a completed application and all other information necessary for processing a purchase order is received at our servicing office, an initial purchase payment and its corresponding bonus credit will be priced no later than two business days after we receive the order. If you submit your application and/or initial purchase payment to your agent (other than through Lincoln Financial Advisors, Corp.), we will not begin processing your purchase order until we receive the application and initial purchase payment from your agent's broker-dealer. While attempting to finish an incomplete application, we may hold the initial purchase payment for no more than five business days. If the incomplete application cannot be completed within those five days, you will be informed of the reasons, and the purchase payment will be returned immediately. Once the application is complete, the initial purchase payment and its corresponding bonus credit must be priced within two business days.

Who can invest
To apply for a contract, you must be of legal age in New York and also be eligible to participate in any of the qualified or nonqualified plans for which the contracts are designed. The contractowner, joint owner and annuitant cannot be older than age 89.

If you are purchasing the contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the contract (including annuity income benefits) before purchasing the contract, since the tax-favored arrangement itself provides tax-sheltered growth.

Careful consideration should be given prior to surrendering or withdrawing money from an existing insurance contract. Surrender charges may be imposed on your existing contract and/or a new surrender charge period may be imposed with the purchase of or transfer into a new contract. An investment representative or tax adviser should be consulted prior to making an exchange. Cash surrenders from an existing contract may be subject to tax.

Purchase payments
Purchase payments are payable to us at a frequency and in an amount selected by you in the application. The minimum initial purchase payment is $10,000. The minimum annual amount for additional purchase payments is $300. The minimum payment to the contract at any one time must be at least $100 ($25 if transmitted electronically). If you stop making purchase payments, the contract will remain in force as a paid-up contract. However, we may terminate the contract as allowed by New York's non-forfeiture law for individual deferred annuities. Purchase payments may be made or, if stopped, resumed at any time until the annuity commencement date, the surrender of the contract or the death of the contractowner, which ever comes first. Lincoln New York reserves the right to limit purchase payments made to the contract.

Bonus credits
For each purchase payment made into the contract, Lincoln New York will credit the contract with a bonus credit. The amount of the bonus credit will be added to the value of the contract at the same time and allocated in the same percentage as the purchase payment. The amount of the bonus credit is calculated as a percentage of the purchase payment made. The bonus credit percentage is based on the owner's cumulative purchase payments at the time each purchase payment is made according to the following scale:

                  Cumulative Purchase Payments Bonus Credit %
                  Less than $100,000                3.0%
                  $100,000-$999,999                 4.0%
                  $1,000,000 or greater             5.0%

Owner's cumulative purchase payments at the time of a purchase payment is equal to the sum of (1) all prior purchase payments made to this contract; plus (2) the current purchase payment made to this contract; minus (3) all prior withdrawals of purchase payments from this contract.

If you make an additional purchase payment prior to the first anniversary of the contract date and that purchase payment increases the owner's cumulative purchase payments to a level that qualifies for a higher bonus credit percentage, then we will contribute an additional bonus credit into your contract at the time the subsequent purchase payment is made (it will not be contributed retroactively). The additional bonus credit is determined by multiplying the sum of the prior purchase payments by the additional bonus credit percentage (the difference between the percentage applicable to the subsequent purchase payment and the percentage applicable to prior purchase payments). This additional bonus credit is not available after the first anniversary of the contract date.

Lincoln New York offers a variety of variable annuity contracts. During the surrender charge period, the amount of the bonus credit may be more than offset by higher surrender charges associated with the bonus credit. Similar products that do not offer bonus credits and have lower fees and charges may provide larger cash surrender values than this contract, depending on the level of the bonus credits in this contract and the performance of the owner's chosen subaccounts. We encourage you to talk with your financial adviser and determine which annuity contract is most appropriate for you.

Persistency credits
Contractowners will receive a persistency credit on a quarterly basis after the fourteenth contract anniversary. The amount of the persistency credit is calculated by multiplying the contract value, less any purchase payments that have not been invested in the contract for at least 14 years, by 0.05%. This persistency credit will be allocated to the variable subaccounts and the fixed subaccounts in proportion to the contract value in each variable subaccount and fixed subaccount at the time the persistency credit is paid into the contract.

There is no additional charge to receive this persistency credit, and in no case will the persistency credit be less than zero.

Valuation date
Accumulation and annuity units will be valued once daily at the close of trading (normally, 4:00 p.m., New York time) on each day the New York Stock Exchange is open (valuation date). On any date other than a valuation date, the accumulation unit value and the annuity unit value will not change.

Allocation of purchase payments and bonus credits
Purchase payments allocated to the variable account are placed into the VAA's subaccounts, each of which invests in shares of the class of its corresponding fund, according to your instructions. Corresponding bonus credits will be allocated to the subaccount(s) and/or the fixed side of the contract in the same proportion in which you allocated purchase payments.

The minimum amount of any purchase payment which can be put into any one subaccount is $20. Upon allocation to a subaccount, purchase payments are converted into accumulation units. The number of accumulation units credited is determined by dividing the amount allocated to each subaccount by the value of an accumulation unit for that subaccount on the valuation date on which the purchase payment is received at our servicing office if received before 4:00 p.m., New York time. If the purchase payment is received at or after 4:00 p.m., New York time, we will use the accumulation unit value computed on the next valuation date. If you submit your purchase payment to your agent (other than through Lincoln Financial Advisors, Corp.), we will not begin processing the purchase payment until we receive it from your agent's broker-dealer. The number of accumulation units determined in this way is not changed by any subsequent change in the value of an accumulation unit. However, the dollar value of an accumulation unit will vary depending not only upon how well the underlying fund's investments perform, but also upon the expenses of the VAA and the underlying funds.

Valuation of accumulation units
Purchase payments and bonus credits allocated to the VAA are converted into accumulation units. This is done by dividing the amount allocated by the value of an accumulation unit for the valuation period during which the purchase payments and bonus credits are allocated to the VAA. The accumulation unit value for each subaccount was or will be established at the inception of the subaccount. It may increase or decrease from valuation period to valuation period. Accumulation unit values are affected by investment performance of the funds, expenses, and deduction of certain charges. The accumulation unit value for a subaccount for a later valuation period is determined as follows:

1.The total value of the fund shares held in the subaccount is calculated by multiplying the number of fund shares owned by the subaccount at the beginning of the valuation period by the net asset value per share of the fund at the end of the valuation period, and adding any dividend or other distribution of the fund if an ex-dividend date occurs during the valuation period; minus

2.The liabilities of the subaccount at the end of the valuation period; these liabilities include daily charges imposed on the subaccount, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and

3.The result is divided by the number of subaccount units outstanding at the beginning of the valuation period.

The daily charges imposed on a subaccount for any valuation period are equal to the daily mortality and expense risk charge and the daily administrative charge multiplied by the number of calendar days in the valuation period.

Transfers between subaccounts on or before the annuity commencement date
You may transfer all or a portion of your investment from one subaccount to another. A transfer involves the surrender of accumulation units in one subaccount and the purchase of accumulation units in the other subaccount. A transfer will be done using the respective accumulation unit values determined at the end of the valuation date on which the transfer request is received. We reserve the right to impose in the future a $25 fee for transfers after the first 12 times during a contract year.

Transfers (within and/or between the variable and fixed subaccounts) are limited to twelve (12) per contract year unless otherwise authorized by Lincoln New York. This limit does not apply to transfers made under the automatic transfer programs of dollar cost averaging, cross-reinvestment or portfolio rebalancing programs elected on forms available from us. (See Additional services and the SAI for more information on these programs.)

The minimum amount which may be transferred between subaccounts is $300 (or the entire amount in the subaccount, if less than $300). If the transfer from a subaccount would leave you with less than $300 in the subaccount, we may transfer the total balance of the subaccount.

A transfer request may be made to our servicing office using written, telephone or electronic instructions, if the appropriate authorization is on file with us. In order to prevent unauthorized or fraudulent transfers, we may require certain identifying information before we will act upon instructions. We may also assign the contractowner a Personal Identification Number (PIN) to serve as identification. We will not be liable for following instructions we reasonably believe are genuine. Telephone requests will be recorded and written confirmation of all transfer requests will be mailed to the contractowner on the next valuation date.

Please note that the telephone and/or electronic devices may not always be available. Any telephone or electronic device, whether it is yours, your service provider's, or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to limit these problems at Lincoln New York, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by writing to our servicing office.

Requests for transfers will be processed on the valuation date that they are received when they are received in our customer service center before the end of the valuation date (normally 4:00 p.m. New York time).

When thinking about a transfer of contract value, you should consider the inherent risk involved. Frequent transfers based on short-term expectations may increase the risk that a transfer will be made at an inopportune time. This contract is not designed for professional market timing organizations or other entities using programmed and frequent transfers.

Repeated patterns of frequent transfers are disruptive to the operation of the subaccounts, and should Lincoln New York become aware of such disruptive practices, Lincoln New York may refuse to permit such transfers.

Transfers may be delayed as permitted by the 1940 Act.

Transfers to and from a fixed account on or before the annuity commencement date You may transfer all or any part of the contract value from the subaccount(s) to the fixed side of the contract. The minimum amount which can be transferred to a fixed subaccount is $2,000 or the total amount in the subaccount if less than $2,000. However, if a transfer from a subaccount would leave you with less than $300 in the subaccount, we may transfer the total amount to the fixed side of the contract.

You may also transfer part of the contract value from a fixed account to the various subaccount(s) subject to the following restrictions: (1) the sum of the percentages of fixed value transferred is limited to 25% of the value of that fixed subaccount in any twelve month period; and (2) the minimum amount which can be transferred is $300 or the amount in the fixed subaccount.

Currently, there is no charge to you for a transfer. However, we reserve the right to impose a $25 fee for transfers after the first 12 times during a contract year. Transfers are limited to twelve (12) (within and/or between the variable and fixed subaccounts) per contract year unless otherwise authorized by Lincoln New York. Transfers made as a part of an automatic transfer program will not be counted against these twelve transfers.

Transfers may be delayed as permitted by the 1940 Act.

Transfers after the annuity commencement date
You may transfer all or a portion of your investment in one subaccount to another subaccount or to the fixed side of the contract. Those transfers will be limited to three times per contract year. You may change from a variable annuity payment to a fixed annuity payment. No transfers are allowed from the fixed side of the contract to the subaccounts.

Additional services
There are four additional services available to you under your contract: dollar-cost averaging (DCA), automatic withdrawal service (AWS), cross-reinvestment service and portfolio rebalancing. In order to take advantage of one of these services, you will need to complete the election form for the service that is available from us. For further detailed information on these services, please see Additional services in the SAI.

Dollar-cost averaging allows you to transfer amounts from the DCA fixed account or certain variable subaccounts into the variable subaccounts on a monthly basis. If you have more than one DCA program in effect at a time, the interest rate credited for the initial DCA program will not be extended to additional DCA programs. See the SAI for additional provisions applicable to multiple DCA programs.

The automatic withdrawal service (AWS) provides for an automatic periodic withdrawal of your contract value.

The cross-reinvestment service allows you to automatically transfer the account value in a designated variable subaccount that exceeds a baseline amount to another specific variable subaccount at specific intervals.

Portfolio rebalancing is an option that restores to a pre-determined level the percentage of contract value allocated to each variable account subaccount. The rebalancing may take place monthly, quarterly, semi-annually or annually.

Death benefit
The following provisions apply prior to the annuity commencement date.

You may designate a beneficiary during your lifetime and change the beneficiary by filing a written request with our servicing office. Each change of beneficiary revokes any previous designation. We reserve the right to request that you send us the contract for endorsement of a change of beneficiary.

Upon the death of the contractowner, a death benefit will be paid to the beneficiary. Upon the death of a joint owner, the death benefit will be paid to the surviving joint owner. Upon the death of an annuitant who is not the contractowner or joint owner, a death benefit may be paid to the contractowner (and joint owner, if applicable, in equal shares). If the contractowner is a corporation or other non-individual (non-natural person), the death of the annuitant will be treated as death of the contractowner. Only the contract value as of the day Lincoln New York approves the payment of the claim is available on the death of the contractowner or joint owner, if the contractowner or joint owner was changed subsequent to the effective date of this contract unless the change occurred because of the death of the prior contractowner or joint owner.

If an annuitant who is not the contractowner or joint owner dies, then the contingent annuitant, if named, becomes the annuitant and no death benefit is payable on the death of the annuitant. If no contingent annuitant is named, the contractowner (or younger of joint owners) becomes the annuitant. Alternatively, a death benefit may be paid to the contractowner (and joint owner, if applicable, in equal shares), provided the annuitant named on this contract has not been changed (except within the first 30 days after the contract is issued or upon the death of a prior annuitant).

Notification of the election of this death benefit must be received by Lincoln New York within 75 days of the death of the annuitant. The contract terminates when any death benefit is paid due to the death of the annuitant. Only the contract value as of the day Lincoln New York approves the payment of the claim is available on the death of the annuitant if the annuitant has been changed subsequent to the effective date of this contract unless the change occurred during the first 30 days subsequent to the effective date of the contract, or because of the death of a prior annuitant.

The value of the death benefit will be determined as of the date on which the death claim is approved for payment. This approval of the death benefit will occur after receipt of: (1) proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us, of the death; (2) written authorization for payment; and (3) our receipt of all required claim forms, fully completed (including the election of a settlement option). If the beneficiary is a minor, court documents appointing the guardian/custodian must be submitted.

Notwithstanding any provision of this contract to the contrary, the payment of death benefits provided under this contract must be made in compliance with Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time. Death benefits may be taxable. See Federal tax matters.

Enhanced Guaranteed Minimum Death Benefit (EGMDB). If the death occurs before the annuity commencement date, the death benefit paid will be the greatest of:
(1) the contract value as of the day on which Lincoln New York approves the payment of the claim; (2) the sum of all purchase payments decreased by withdrawals (including applicable charges and premium taxes incurred) in the same proportion that withdrawals (including applicable charges and premium taxes incurred) reduced the contract value; or (3) the highest contract value which the contract attains on any contract anniversary (including the inception date) (determined before the allocation of any purchase payments on that contract anniversary) prior to the 81st birthday of the deceased contractowner, joint owner (if applicable) or annuitant and prior to the death of the contractowner, joint owner or annuitant for whom the death claim is approved for payment. The highest contract value is increased by purchase payments and is decreased by withdrawals subsequent to that anniversary date (including applicable charges and premium taxes incurred) in the same proportion that withdrawals (including applicable charges and premium taxes incurred) reduced the contract value.

General death benefit information
If there are joint owners, upon the death of the first contractowner, Lincoln New York will pay a death benefit to the surviving joint owner. The surviving joint owner will be treated as the primary, designated beneficiary. Any other beneficiary designation on record at the time of death will be treated as a contingent beneficiary. If the surviving joint owner is the spouse of the deceased joint owner he/she may continue the contract as sole contractowner. Upon the death of the spouse who continues the contract, Lincoln New York will pay a death benefit to the designated beneficiary(s).

If the beneficiary is the spouse of the contractowner, then the spouse may elect to continue the contract as the new contractowner. Should the surviving spouse elect to continue the contract a portion of the death benefit may be credited to the contract. Any portion of the death benefit that would have been payable (if the contract had not been continued) that exceeds the current contract value will be credited to the contract.

Unless otherwise provided in the beneficiary designation, one of the following procedures will take place on the death of a beneficiary:

1.If any beneficiary dies before the contractowner, that beneficiary's interest will go to any other beneficiaries named, according to their respective interests; and/or

2.If no beneficiary survives the contractowner, the proceeds will be paid to the contractowner's estate.

Unless the contractowner has already selected a settlement option, the beneficiary may choose the method of payment of the death benefit. The death benefit payable to the beneficiary or joint owner must be distributed within five years of the contractowner's date of death unless the beneficiary begins receiving within one year of the contractowner's death the distribution in the form of a life annuity or an annuity for a designated period not extending beyond the beneficiary's life expectancy.

If the death benefit becomes payable, the recipient may elect to receive payment either in the form of a lump sum settlement or an annuity payout. Upon the death of the annuitant, Federal tax law requires that an annuity election be made no later than 60 days after we have approved the death claim for payment.

If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of death benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.

Ownership
The owner on the date of issue will be the person designated in the contract specifications. If no owner is designated, the annuitant(s) will be the owner. The owner may name a joint owner.

As contractowner, you have all rights under the contract. According to New York law, the assets of the VAA are held for the exclusive benefit of all contractowners and their designated beneficiaries; and the assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. Qualified contracts may not be assigned or transferred except as permitted by applicable law and upon written notification to us. We assume no responsibility for the validity or effect of any assignment. Consult your tax adviser about the tax consequences of an assignment.

Joint ownership
If a contract has joint owners, the joint owners shall be treated as having equal undivided interests in the contract. Either owner, independently of the other, may exercise any ownership rights in this contract. Not more than two owners (an owner and joint owner) may be named and contingent owners are not permitted.

Annuitant
The following rules apply prior to the annuity commencement date. You may name only one annuitant [unless you are a tax exempt entity, then you can name two joint annuitants]. You (if the contractowner is a natural person) have the right to change the annuitant at any time by notifying the servicing office of the change. The new annuitant must be under age 90 as of the effective date of the change. This change may cause a reduction in the death benefit on the death of the annuitant. See The contracts--Death benefit.

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A contingent annuitant may be named or changed by notifying the servicing office in writing.

On or after the annuity commencement date, the annuitant or joint annuitants may not be changed. Contingent annuitant designations are no longer applicable.

Surrenders and withdrawals
Before the annuity commencement date, we will allow the surrender of the contract or a withdrawal of the contract value upon your written request, subject to the rules discussed below. Surrender or withdrawal rights after the annuity commencement date depend on the annuity payout option selected.

The amount available upon surrender/withdrawal is the contract value less any applicable charges, fees, and taxes at the end of the valuation period during which the written request for surrender/withdrawal is received at the servicing office. The minimum amount which can be withdrawn is $300. Unless a request for withdrawal specifies otherwise, withdrawals will be made from all subaccounts within the VAA and from the fixed account in the same proportion that the amount of withdrawal bears to the total contract value. Unless prohibited, surrender/withdrawal payments will be mailed within seven days after we receive a valid written request at the servicing office. The payment may be postponed as permitted by the 1940 Act.

There are charges associated with surrender of a contract or withdrawal of contract value. You may specify whether these charges are deducted from the amount you request to be withdrawn or from the remaining contract value. See Charges and other deductions.

The tax consequences of a surrender/withdrawal are discussed later in this booklet. See Federal tax matters.

Small contract surrenders
Lincoln New York may surrender your IRA or non-qualified contract, in accordance with New York law if: 1) your contract value drops below $2000, for any reason, including if your contract value decreases due to performance of the subaccounts you selected; 2) no purchase payments have been received for three (3) full, consecutive contract years; and 3) the paid up annuity benefit at maturity would be less than $20.00 per month. At least 60 days before we surrender your contract, we will send you a letter at your last address we have on file, to inform you that your contract will be surrendered. You will have the opportunity to make additional purchase payments to bring your contract value above the minimum level to avoid surrender. If we surrender your contract, we will not assess any surrender charge.

Delay of payments
Contract proceeds from the VAA will be paid within seven days, except (i) when the NYSE is closed (other than weekends and holidays); (ii) times when market trading is restricted or the SEC declares an emergency, and we cannot value units or the funds cannot redeem shares; or (iii) when the SEC so orders to protect contractowners.

Tranfers may be delayed as permitted by the 1940 Act.

If mandated under applicable law, we may be required to reject a purchase payment. We may also be required to block a contactowner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, or death benefits, until instructions are received from the appropriate regulator.

Reinvestment privilege
You may elect to make a reinvestment purchase with any part of the proceeds of a surrender/withdrawal, and we will recredit that portion of the surrender/withdrawal charges attributable to the amount returned. This election must be made within 30 days of the date of the surrender/withdrawal, and the repurchase must be of a contract covered by this Prospectus. A representation must be made that the proceeds being used to make the purchase have retained their tax-favored status under an arrangement for which the contracts offered by this Prospectus are designed. The number of accumulation units which will be credited when the proceeds are reinvested will be based on the value of the accumulation unit(s) on the next valuation date. This computation will occur following receipt of the proceeds and request for reinvestment at the servicing office. You may utilize the reinvestment privilege only once. No bonus credits will apply when a reinvestment purchase occurs. For tax reporting purposes, we will treat a surrender/withdrawal and a subsequent reinvestment purchase as separate transactions. You should consult a tax adviser before you request a surrender/withdrawal or subsequent reinvestment purchase.

Amendment of contract
We reserve the right to amend the contract to meet the requirements of the 1940 Act or other applicable federal or state laws or regulations. Any changes are subject to prior approval by the New York Superintendent of Insurance. You will be notified in writing of any changes, modifications or waivers. If any proposed change legally requires a vote of the contractowners, we will notify you about the nature of the proposed change and request your vote on the matter before implementing such a change.

Commissions
Commissions are paid to dealers under different commission options. The maximum commission paid as a percentage of each purchase payment is 7.50%. Alternate commission schedules are available with lower initial commission amounts based on purchase payments plus ongoing annual compensation of up to 1.00%. Upon annuitization, the commissions paid to dealers are a maximum of 4.00% of account annuitized and/or an annual continuing commission of up to 1.00% of

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statutory reserves. These commissions are not deducted from purchase payments, bonus credits or contract value; they are paid by us.

Lincoln New York may offer the contracts through its registered representatives or through registered representatives of broker-dealers it maintains selling agreements with. Registered representatives offering the contracts are registered with the National Association of Securities Dealers, Inc. (NASD) and their broker-dealers are members of the National Association of Securities Dealers, Inc. (NASD). Commissions may be paid to such broker-dealers on behalf of their registered representatives and these broker-dealers may retain a portion of the commissions paid. Lincoln New York may pay additional compensation to these broker-dealers and/or reimburse them for portions of contract sales expenses. These broker-dealers may pay their registered representatives a portion of the reimbursement allowance. Lincoln New York may pay additional cash benefits and/or offer non-cash compensation programs, such as conferences or trips, to its registered representatives and/or these broker-dealers.

Contractowner questions
The obligations to purchasers under the contracts are those of Lincoln New York. Questions about your contract should be directed to us at 1-888-868-2583.

Annuity payouts

When you apply for a contract, you may select any annuity commencement date permitted by law.

The contract provides optional forms of payouts of annuities (annuity options), each of which is payable on a variable basis, a fixed basis or a combination of both as you specify. The contract provides that all or part of the contract value may be used to purchase an annuity.

You may elect annuity payouts in monthly, quarterly, semiannual or annual installments. If the payouts from any subaccount would be or become less than $50, we have the right to reduce their frequency until the payouts are at least $50 each. Following are explanations of the variable annuity options available.

Annuity options
Life Annuity. This option offers a periodic payout during the lifetime of the annuitant and ends with the last payout before the death of the annuitant. This option offers the highest periodic payout since there is no guarantee of a minimum number of payouts or provision for a death benefit for beneficiaries. However, there is the risk under this option that the recipient would receive no payouts if the annuitant dies before the date set for the first payout; only one payout if death occurs before the second scheduled payout, and so on.

Life Annuity with Payouts Guaranteed for Designated Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and then continues throughout the lifetime of the annuitant. The designated period is selected by the contractowner.

Joint Life Annuity. This option offers a periodic payout during the joint lifetime of the annuitant and a designated joint annuitant. The payouts continue during the lifetime of the survivor.

Joint Life Annuity with Guaranteed Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and continues during the joint lifetime of the annuitant and a designated joint annuitant. The payouts continue during the lifetime of the survivor. The designated period is selected by the contractowner.

Joint Life and Two Thirds to Survivor Annuity. This option provides a periodic payout during the joint lifetime of the annuitant and a designated joint annuitant. When one of the joint annuitants dies, the survivor receives two thirds of the periodic payout made when both were alive.

Joint Life and Two-Thirds Survivor Annuity with Guaranteed Period. This option provides a periodic payout during the joint lifetime of the annuitant and a joint annuitant. When one of the joint annuitants dies, the survivor receives two-thirds of the periodic payout made when both were alive. This option further provides that should one or both of the annuitants dies during the elected guaranteed period, usually 10 or 20 years, full benefit payment will continue for the rest of the guaranteed period.

Unit Refund Life Annuity. This option offers a periodic payout during the lifetime of the annuitant with the guarantee that upon death a payout will be made of the value of the number of annuity units (see Variable annuity payouts) equal to the excess, if any, of: (a) the total amount applied under this option divided by the annuity unit value for the date payouts begin, minus (b) the annuity units represented by each payout to the annuitant multiplied by the number of payouts paid before death. The value of the number of annuity units is computed on the date the death claim is approved for payment by the servicing office.

Life Annuity with Cash Refund. This option is only available for fixed annuity benefit payments. Payments will be made for the lifetime of the annuitant with the guarantee that upon death, should (a) the total dollar amount applied to purchase this option be greater than (b) the fixed annuity benefit payment multiplied by the number of annuity benefit payments paid prior to death, then a refund payment equal to the dollar amount of (a) minus (b) will be made.

Under the annuity options listed above, you may not make withdrawals. Other options, with or without

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withdrawal features, may be made available by us. You may pre-select an annuity payout option as a method of paying the death benefit to a beneficiary. If you do, the beneficiary cannot change this payout option. At death, options are only available to the extent they are consistent with the requirements of the contract as well as Sections 72(s) and 401(a)(9) of the tax code, if applicable. The mortality and expense risk charge of 1.25% and the charge for administrative services of .15% will be assessed on all variable annuity payouts, including options that may be offered that do not have a life contingency and therefore no mortality risk.

Variable annuity payouts
Variable annuity payouts will be determined using:

1.The contract value on the annuity commencement date, less any surrender charges on purchase payments made within twelve months of annuitization and any applicable premium taxes;

2.The annuity tables contained in the contract;

3.The annuity option selected; and

4.The investment performance of the fund(s) selected.

To determine the amount of payouts, we make this calculation:

1.Determine the dollar amount of the first periodic payout; then

2.Credit the contract with a fixed number of annuity units equal to the first periodic payout divided by the annuity unit value; and

3.Calculate the value of the annuity units each period thereafter.

Annuity payouts assume an investment return of 3%, 4% or 5% per year, as applied to the applicable mortality table. You may choose your assumed interest rate at the time you elect a variable annuity payout on the administrative form provided by Lincoln New York. The higher the assumed interest rate you choose, the higher your initial annuity payment will be. The amount of each payout after the initial payout will depend upon how the underlying fund(s) perform, relative to the assumed rate. If the actual net investment rate (annualized) exceeds the assumed rate, the payment will increase at a rate proportional to the amount of such excess. Conversely, if the actual rate is less than the assumed rate, annuity payments will decrease. The higher the assumed interest rate, the less likely future annuity payments are to increase, or the payments will increase more slowly than if a lower assumed rate was used. There is a more complete explanation of this calculation in the SAI.

General information
The EGMDB is not available after the annuity commencement date. The annuity commencement date is usually on or before the contractowner's 90th birthday. You may change the annuity commencement date, change the annuity option or change the allocation of the investment among subaccounts up to 30 days before the scheduled annuity commencement date, upon written notice to the servicing office. You must give us at least 30 days notice before the date on which you want payouts to begin. Annuity payouts cannot commence within 12 months of the effective date of the contract. If proceeds become available to a beneficiary in a lump sum, the beneficiary may choose any annuity payout option.

Unless you select another option, the contract automatically provides for a life annuity with annuity payouts guaranteed for 10 years (on a fixed, variable or combination fixed and variable basis, in proportion to the account allocations at the time of annuitization) except when a joint life payout is required by law. Under any option providing for guaranteed period payouts, the number of payouts which remain unpaid at the date of the annuitant's death (or surviving annuitant's death in case of joint life annuity) will be paid to you or your beneficiary as payouts become due after Lincoln New York is in receipt of: (1) proof, satisfactory to Lincoln New York, of the death; (2) written authorization for payment; and (3) all claim forms, fully completed.

Fixed side of the contract

Purchase payments allocated to the fixed side of the contract become part of Lincoln New York's general account, and do not participate in the investment experience of the VAA. The general account is subject to regulation and supervision by the New York Insurance Department as well as the insurance laws and regulations of the jurisdictions in which the contracts are distributed.

In reliance on certain exemptions, exclusions and rules, Lincoln New York has not registered interests in the general account as a security under the Securities Act of 1933 and has not registered the general account as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests in it are regulated under the 1933 Act or the 1940 Act. Lincoln New York has been advised that the staff of the SEC has not made a review of the disclosures which are included in this Prospectus which relate to our general account and to the fixed account under the contract. These disclosures, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. This Prospectus is generally intended to serve as a disclosure document only for aspects of the contract involving the VAA, and therefore contains only selected information regarding the fixed side of the contract. Complete details regarding the fixed side of the contract are in the contract.

We guarantee an interest rate of not less than 3.0% per year on amounts held in a fixed account.

ANY INTEREST IN EXCESS OF 3.0% WILL BE DECLARED IN ADVANCE AT LINCOLN NEW

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YORK'S SOLE DISCRETION. CONTRACTOWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS
OF 3.0% WILL BE DECLARED.

Guaranteed periods
The portion of the fixed account which accepts allocations for a guaranteed period at a guaranteed interest rate is called a fixed subaccount. There is a fixed subaccount for each particular guaranteed period.

The contractowner may allocate purchase payments to a fixed subaccount with a guaranteed period of one year. Lincoln New York may add guaranteed periods or discontinue accepting money into one or more guaranteed periods at any time. The minimum amount of any purchase payment that can be allocated to a fixed subaccount is $2,000. Lincoln New York may offer a fixed subaccount for a period of less than one year for the purpose of dollar cost averaging. Each purchase payment and corresponding bonus credits allocated to a one-year guaranteed period will earn a guaranteed interest rate. Interest will be credited daily at a guaranteed rate that is equal to the effective annual rate determined on the first day of the fixed subaccount guaranteed period. Any amount withdrawn from a fixed subaccount may be subject to any applicable surrender charges, account fees and premium taxes.

Lincoln New York will notify the contractowner in writing at least 45 but not more than 75 days prior to the expiration date for any guaranteed period amount. A new fixed subaccount guaranteed period will begin automatically at the end of the previous guaranteed period, unless Lincoln New York receives, prior to the end of a guaranteed period, a written election by the contractowner. The written election may request the transfer of the guaranteed period amount to a variable subaccount from among those being offered by Lincoln New York. Transfers of any guaranteed period amount which become effective upon the date of expiration of the applicable guaranteed period are not subject to the limitation of twelve transfers per contract year or the additional fixed account transfer restrictions.


Federal tax matters

Introduction
The Federal income tax treatment of the contract is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your contract. This discussion also does not address other Federal tax consequences including consequences of sales to foreign individuals or entities, or state or local tax consequences, associated with the contract. As a result, you should always consult a tax adviser about the application of tax rules to your individual situation.

Nonqualified annuities
This part of the discussion describes some of the Federal income tax rules applicable to nonqualified annuities. A nonqualified annuity is a contract not issued in connection with a qualified retirement plan, such as an IRA or a section 403(b) plan, receiving special tax treatment under the tax code. We may not offer nonqualified annuities for all of our annuity products.

Tax deferral on earnings
The Federal income tax law generally does not tax any increase in your contract value until you receive a contract distribution. However, for this general rule to apply, certain requirements must be satisfied:

.. An individual must own the contract (or the tax law must treat the contract as owned by the individual).

.. The investments of the VAA must be "adequately diversified" in accordance with IRS regulations.

.. Your right to choose particular investments for a contract must be limited.

.. The annuity commencement date must not occur near the end of the annuitant's life expectancy.

Contracts not owned by the individual
If a contract is owned by an entity (rather than an individual) the tax code generally does not treat it as an annuity contract for Federal income tax purposes. This means that the entity owning the contract pays tax currently on the excess of the contract value over the purchase payments for the contract. Examples of contracts where the owner pays current tax on the contract's earnings, bonus credits, and persistency credits are contracts issued to a corporation or a trust. Exceptions to this rule exist. For example, the tax code treats a contract as owned by an individual if the named owner is a trust or other entity that holds the contract as an agent for an individual. However, this exception does not apply in the case of any employer that owns a contract to provide deferred compensation for its employees.

Investments in the VAA must be diversified
For a contract to be treated as an annuity for Federal income tax purposes, the investments of the VAA must be "adequately diversified." IRS regulations define standards for determining whether the investments of the VAA are adequately diversified. If the VAA fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract purchase payments. Although we do not control the investments of the underlying investment options, we expect that the underlying investment options will comply with the IRS regulations so that the VAA will be considered "adequately diversified."

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Restrictions
Federal income tax law limits your right to choose particular investments for the contract. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate contract value among subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the VAA and thus subject to current taxation on the income, bonus credits, persistency credits, and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing contracts. We reserve the right to modify the contract without your consent to try to prevent the tax law from considering you as the owner of the assets of the VAA.

Loss of interest deduction
After June 8, 1997, if a contract is issued to a taxpayer that is not an individual, or if a contract is held for the benefit of an entity, the entity will lose a portion of its deduction for otherwise deductible interest expenses.

Age at which annuity payouts begin
Federal income tax rules do not expressly identify a particular age by which annuity payouts must begin. However, those rules do require that an annuity contract provide for amortization, through annuity payouts, of the contract's purchase payments, bonus credits, persistency credits and earnings. If annuity payouts under the contract begin or are scheduled to begin on a date past the annuitant's 85th birthday, it is possible that the tax law will not treat the contract as an annuity for Federal income tax purposes. In that event, you would be currently taxed on the excess of the contract value over the purchase payments of the contract.

Tax treatment of payments
We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the rest of this discussion assumes that your contract will be treated as an annuity for Federal income tax purposes and that the tax law will not tax any increase in your contract value until there is a distribution from your contract.

Taxation of withdrawals and surrenders
You will pay tax on withdrawals to the extent your contract value exceeds your purchase payments in the contract. This income (and all other income from your contract) is considered ordinary income (and does not receive capital gains treatment). A higher rate of tax is paid on ordinary income than on capital gains. You will pay tax on a surrender to the extent the amount you receive exceeds your purchase payments. In certain circumstances, your purchase payments are reduced by amounts received from your contract that were not included in income.

Taxation of annuity payouts
The tax code imposes tax on a portion of each annuity payout (at ordinary income tax rates) and treats a portion as a nontaxable return of your purchase payments in the contract. We will notify you annually of the taxable amount of your annuity payout. Once you have recovered the total amount of the purchase payment in the contract, you will pay tax on the full amount of your annuity payouts. If annuity payouts end because of the annuitant's death and before the total amount in the contract has been distributed, the amount not received generally will be deductible.

Taxation of death benefits
We may distribute amounts from your contract because of the death of a contractowner or an annuitant. The tax treatment of these amounts depends on whether you or the annuitant dies before or after the annuity commencement date.

.. Death prior to the annuity commencement date--

   . If the beneficiary receives death benefits under an annuity payout option, they are taxed in the same manner as annuity payouts.

   . If the beneficiary does not receive death benefits under an annuity payout option, they are taxed in the same manner as withdrawal.

.. Death after the annuity commencement date--

   . If death benefits are received in accordance with the existing annuity payout option, they are excludible from income if they do not exceed the purchase payments not yet distributed from the contract. All annuity payouts in excess of the purchase payments not previously received are includible in income.

   . If death benefits are received in a lump sum, the tax law imposes tax on the amount of death benefits which exceeds the amount of purchase payments not previously received.

Penalty taxes payable on withdrawals, surrenders, or annuity payouts
The tax code may impose a 10% penalty tax on any distribution from your contract which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals, surrenders or annuity payouts that:

.. you receive on or after you reach age 59 1/2,

.. you receive because you became disabled (as defined in the tax law),

.. a beneficiary receives on or after your death, or

.. you receive as a series of substantially equal periodic payments for your life (or life expectancy).

Special rules if you own more than one annuity contract
In certain circumstances, you must combine some or all of the nonqualified annuity contracts you own in order

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to determine the amount of an annuity payout, a surrender or a withdrawal that you must include in income. For example, if you purchase two or more deferred annuity contracts from the same life insurance company (or its affiliates) during any calendar year, the tax code treats all such contracts as one contract. Treating two or more contracts as one contract could affect the amount of a surrender, withdrawal or an annuity payout that you must include in income and the amount that might be subject to the penalty tax described above.

Loans and assignments
Except for certain qualified contracts, the tax code treats any amount received as a loan under a contract, and any assignment or pledge (or agreement to assign or pledge) any portion of your contract value, as a withdrawal of such amount or portion.

Gifting a contract
If you transfer ownership of your contract to a person other than your spouse (or to your former spouse incident to divorce), and receive a payment less than your contract's value, you will pay tax on your contract value to the extent it exceeds your purchase payments not previously received. The new owner's purchase payments in the contract would then be increased to reflect the amount included in income.

Charges for a contract's death benefit
Your contract automatically includes a basic death benefit. Certain enhancements to the basic death benefit may also be available to you. The cost of the basic death benefit and any enhancements to such death benefit are deducted from your contract. It is possible that the tax law may treat all or a portion of the additional charge as a contract withdrawal.

Qualified retirement plans
We also designed the contracts for use in connection with certain types of retirement plans that receive favorable treatment under the tax code. Contracts issued to or in connection with a qualified retirement plan are called "qualified contracts." We issue contracts for use with different types of qualified plans. The Federal income tax rules applicable to those plans are complex and varied. As a result, this Prospectus does not attempt to provide more than general information about the use of the contract with various types of qualified plans. Persons planning to use the contract in connection with a qualified plan should obtain advice from a competent tax adviser.

Types of qualified contracts and terms of contracts
Currently, we issue contracts in connection with the following types of qualified plans:

.. Individual Retirement Accounts and Annuities ("Traditional IRAs")

.. Roth IRAs

.. Traditional IRA that is part of a Simplified Employee Pension Plan ("SEP")

.. SIMPLE 401(k) plans (Savings Incentive Matched Plan for Employees)

.. 403(b) plans (public school system and tax-exempt organization annuity plans)

.. 401(a) plans (qualified corporate employee pension and profit-sharing plans)

.. 403(a) plans (qualified annuity plans)

.. H.R. 10 or Keogh Plans (self-employed individual plans)

.. 457(b) plans (deferred compensation plans for state and local governments and tax-exempt organizations)

.. 403(b) plans (public school system and tax-exempt organization annuity plans).

We may issue a contract for use with other types of qualified plans in the future. We may not offer certain types of qualified plans for all of our annuity products.

We will amend contracts to be used with a qualified plan as generally necessary to conform to the tax law requirements for the type of plan. However, the rights of a person to any qualified plan benefits may be subject to the plan's terms and conditions, regardless of the contract's terms and conditions. In addition, we are not bound by the terms and conditions of qualified plans to the extent such terms and conditions contradict the contract, unless we consent.

Economic Growth and Tax Relief Reconciliation Act of 2001
The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") made a number of changes to the rules pertaining to qualified plans. These changes became effective January 1, 2002. Some changes that EGTRRA has introduced are the ability to move money from traditional IRAs to other qualified plans (and from qualified plans to traditional IRAs), increased contribu- tion amounts to qualified plans and catch-up contributions to IRAs. It is important to note that while the contribution limits for federal tax purposes have increased, applicable state law may not permit increased contributions to your IRAs or other qualified plans. Applicable state law may also limit your ability to move your funds among your various qualified plans.

Tax treatment of qualified contracts
The Federal income tax rules applicable to qualified plans and qualified contracts vary with the type of plan and contract. For example,

.. Federal tax rules limit the amount of purchase payments that can be made, and the tax deduction or exclusion that may be allowed for the purchase payments. These limits vary depending on the type of qualified plan and the plan participant's specific circumstances, e.g., the participant's compensation.

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.. Under most qualified plans, such as Traditional IRAs, the owner must begin receiving payments from the contract in certain minimum amounts by a certain age, typically age 70 1/2. Other qualified plans may allow the participant to take required distributons upon the later of reaching age 70 1/2 or retirment.

.. Loans are allowed under certain types of qualified plans, but Federal income tax rules prohibit loans under other types of qualified plans. For example, Federal income tax rules permit loans under some section 403(b) plans, but prohibit loans under Traditional and Roth IRAs. If allowed, loans are subject to a variety of limitations, including restrictions as to the loan amount, the loan's duration, the rate of interest, and the manner of repayment. Your contract or plan may not permit loans.

Tax treatment of payments
The Federal income tax rules generally include distributions from a qualified contract in the recipient's income as ordinary income. These taxable distributions will include purchase payments that were deductible or excludible from income. Thus, under many qualified contracts, the total amount received is included in income since a deduction or exclusion from income was taken for purchase payments. There are exceptions. For example, you do not include amounts received from a Roth IRA in income if certain conditions are satisfied.

Required minimum distributions
Under most qualified plans, you must begin receiving payments from the contract minimum amounts by the later of age 70 1/2 or retirement. You are required to take distributions from your traditional IRAs beginning in the year you reach age 70 1/2. If you own a Roth IRA, you are not required to receive minimum distributions from your Roth IRA during your life.

Failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional IRAs, will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified plan.

The IRS has issued new regulations concerning required minimum distributions. The regulations may impact the distribution method you have chosen and the amount of your distributions. Under new proposed regulations, the presence of an enhanced death benefit may require you to take additional distributions. Please contact your tax adviser regarding the tax ramification.

Federal penalty taxes payable on distributions
The tax code may impose a 10% penalty tax on a distribution received from a qualified contract that must be included in income. The tax code does not impose the penalty tax if one of several exceptions applies. The exceptions vary depending on the type of qualified contract you purchase. For example, in the case of an IRA, exceptions provide that the penalty tax does not apply to a withdrawal, surrender or annuity payout:

.. received on or after the annuitant reaches age 59 1/2,

.. received on or after the annuitant's death or because of the annuitant's disability (as defined in the tax law),

.. received as a series of substantially equal periodic payments for the annuitant's life (or life expectancy), or

.. received as reimbursement for certain amounts paid for medical care.

These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified plans. However, the specific requirements of the exception may vary.

Transfers and direct rollovers
As a result of EGTRRA, you may be able to move funds between different types of qualified plans, such as 403(b) and 457(b) governmental plans, by means of a rollover or transfer. You may be able rollover or transfer amounts between qualified plans and traditional IRAs. These rules do not apply to Roth IRAs and 457(b) non- governmental tax-exempt plans. There are special rules that apply to rollovers, direct rollovers and transfers (including rollovers or transfers of after-tax amounts). If the applicable rules are not followed, you may incur adverse Federal income tax consequences, including paying taxes which you might not otherwise have had to pay. Before we send a rollover distribution, we will provide a notice explaining tax withholding requirements (see Federal Income Tax Withholding). We are not required to send you such notice for your IRA. You should always consult your tax adviser before you move or attempt to move any funds.

Federal income tax withholding
We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless you notify us prior to the distribution that tax is not to be withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time a withdrawal, surrender or annuity payout is requested, we will give you an explanation of the withholding requirements.

Certain payments from your contract may be considered eligible rollover distributions (even if such payments are not being rolled over). Such distributions may be subject to special tax withholding requirements. The Federal income tax withholding rules require that we withhold 20% of the eligible rollover distribution from the payment amount, unless you elect to have the amount directly transferred to certain qualified plans or contracts.

The IRS requires that tax be withheld, even if you have requested otherwise. Such tax withholding requirements are generally applicable to 401(a), 403(a) or
(b), HR 10, and 457(b) governmental plans and contracts used in connection with these types of plans.
Tax status of Lincoln New York
Under existing Federal income tax laws, Lincoln New York does not pay tax on investment income and realized capital gains of the VAA. Lincoln New York does not expect that it will incur any Federal income tax liability on the income and gains earned by the VAA. Therefore, we do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the VAA, we may impose a charge against the VAA to pay the taxes.

Changes in law
The above discussion is based on the tax code, IRS regulations and interpretations existing on the date of this Prospectus. However, Congress, The IRS and the courts may modify these authorities, sometimes retroactively.

Voting rights

As required by law, we will vote the fund shares held in the VAA at meetings of the shareholders of the funds. The voting will be done according to the instructions of contractowners who have interests in any subaccounts which invest in classes of the funds. If the 1940 Act or any regulation under it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the fund shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by applying your percentage interest in a subaccount to the total number of votes attributable to the subaccount. In determining the number of votes, fractional shares will be recognized.

Fund shares of a class held in a subaccount for which no timely instructions are received will be voted by us in proportion to the voting instructions which are received for all contracts participating in that subaccount. Voting instructions to abstain on any item to be voted on will be applied on a pro-rata basis to reduce the number of votes eligible to be cast.

Whenever a shareholders meeting is called, each person having a voting interest in a subaccount will receive proxy voting material, reports and other materials relating to the funds. Since the funds engage in shared funding, other persons or entities besides Lincoln New York may vote fund shares. See Investments of the variable annuity account--Fund shares.

Distribution of the
contracts

Lincoln Financial Advisors Corporation ("LFA"), an Indiana corporation registered with the Securities and Exchange Commission as a broker-dealer, is the distributor and principal underwriter of the contracts. Under an agreement with LFA, Lincoln Financial Distributors ("LFD") will act as wholesaler and will assist LFA in forming the selling group. LFD will also perform certain enumerated marketing and ancillary functions in support of the selling group. The contracts will be sold by LFA registered representatives and by properly licensed registered representatives of independent broker-dealers which in turn have selling agreements with LFA and have been licensed by state insurance departments to represent us. Lincoln New York will offer the contracts in New York only.

Return privilege

Within the 10-day free-look period after you receive the contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to the servicing office at P.O. Box 7866, 1300 South Clinton Street, Fort Wayne, Indiana, 46801. A contract canceled under this provision will be void. We will return the contract value as of the valuation date on which we receive the cancellation request, plus any premium taxes, plus mortality and expense risk charges and administrative charges proportionately attributable to the bonus credits, less any bonus credits paid into the contract by us. In addition, if the contract value on the date of cancellation is less than the sum of purchase payments minus withdrawals, we will also return both the investment loss and fund management fees, each in an amount that is proportionately attributable to the bonus credits. No surrender charges will apply. A purchaser who participates in the VAA is subject to the risk of a market loss during the free-look period.

State regulation

As a life insurance company organized and operated under New York law, we are subject to provisions governing life insurers and to regulation by the New York Superintendent of Insurance.

Our books and accounts are subject to review and examination by the New York Insurance Department at all times. A full examination of our operations is conducted by that Department at least every five years.

Records and reports

As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the VAA. We have entered into an agreement with the Delaware Management Company, 2005 Market Street, Philadelphia, PA 19203, to provide accounting services to the VAA. We will mail to you, at your last known address of record at the home office, at least semiannually after the first contract year, reports containing information required by that Act or any other applicable law or regulation.

Other information

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, for the contracts being offered here. This Prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about the VAA, Lincoln New York and the contracts offered. Statements in this Prospectus about the content of contracts and other legal instruments are summaries. For the complete text of those contracts and instruments, please refer to those documents as filed with the SEC.

You may elect to receive your prospectus, prospectus supplements, quarterly statements, and annual and semiannual reports electronically over the Internet, if you have an e-mail account and access to an Internet browser. Once you select eDelivery, via the Internet Service Center, all documents available in electronic format will no longer be sent to you in hard copy. You will receive an e-mail notification when the documents become available online. It is your responsibility to provide us with your current e-mail address. You can resume paper mailings at any time without cost, by updating your profile at the Internet Service Center, or by contacting our servicing office at 1-888-868-2583. To learn more about this service, please log on to www.LincolnRetirement.com, select service centers and continue on through the Internet Service Center.

We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and services for individually sold life insurance and annuities.

Legal proceedings

Lincoln New York may be involved in various pending or threatened legal proceedings arising from the conduct of its business. These proceedings are routine and in the ordinary course of business and will not have a material effect on Lincoln New York, the VAA or the Principal Underwriter, Lincoln Financial Advisors Corp.

Statement of Additional Information table of contents for Variable Annuity Account N

                   Item                                 Page
                   -----------------------------------------
                   General information and history of
                     Lincoln New York                   B-2
                   -----------------------------------------
                   Special terms                        B-2
                   -----------------------------------------
                   Services                             B-2
                   -----------------------------------------
                   Principal underwriter                B-2
                   -----------------------------------------
                   Purchase of securities being offered B-2
                   -----------------------------------------



                     Item                              Page
                     --------------------------------------
                     Calculation of investment results B-2
                     --------------------------------------
                     Annuity payouts                   B-6
                     --------------------------------------
                     Advertising and sales literature  B-6
                     --------------------------------------
                     Additional services               B-8
                     --------------------------------------
                     Other information                 B-9
                     --------------------------------------
                     Financial statements              B-9
                     --------------------------------------

For a free copy of the SAI please see page one of this booklet.
Please send me a free copy of the current Statement of Additional Information for Lincoln New York Separate Account N for Variable Annuities (ChoicePlus II Bonus).

                                (Please Print)

Name: _______________________________________________________________________

Address: ____________________________________________________________________

City _ State _ Zip _

Mail to Lincoln Life & Annuity Company of New York, P.O. Box 7866, Fort Wayne, Indiana 46801.

Lincoln ChoicePlus II Bonus

Lincoln New York Separate Account N for Variable Annuities (Registrant)

Lincoln Life & Annuity Company of New York (Depositor)

Statement of Additional Information (SAI)

This Statement of Additional Information should be read in conjunction with the Lincoln ChoicePlus II Bonus
Prospectus of Lincoln New York Separate Account N for Variable Annuities dated
           , 2002.
You may obtain a copy of the Lincoln ChoicePlus II Bonus Prospectus on request and without charge.
Please write Lincoln ChoicePlus Customer Service, Lincoln Life & Annuity Company of New York,
P.O. Box 7866, Fort Wayne, Indiana 46801 or call 1-888-868-2583.

Table of Contents


                   Item                                 Page
                   -----------------------------------------
                   General information and history
                   of Lincoln New York                  B-2
                   -----------------------------------------
                   Special terms                        B-2
                   -----------------------------------------
                   Services                             B-2
                   -----------------------------------------
                   Principal underwriter                B-2
                   -----------------------------------------
                   Purchase of securities being offered B-2
                   -----------------------------------------

                     Item                              Page
                     --------------------------------------
                     Calculation of investment results B-2
                     --------------------------------------
                     Annuity payouts                   B-6
                     --------------------------------------
                     Advertising and sales literature  B-6
                     --------------------------------------
                     Additional services               B-8
                     --------------------------------------
                     Other information                 B-9
                     --------------------------------------
                     Financial statements              B-9
                     --------------------------------------




This SAI is not a Prospectus.

The date of this SAI is            , 2002 .

General information and history of Lincoln Life & Annuity Company of New York (Lincoln New York)

Lincoln New York is a life insurance company founded in New York on June 6, 1996. Lincoln New York is a subsidiary of Lincoln Life. Lincoln Life is one of the largest stock life insurance companies in the United States. Lincoln Life, an Indiana corporation, is owned by Lincoln National Corp. (LNC), which is also organized under Indiana law. LNC's primary businesses are insurance and financial services.

Special terms

The special terms used in this SAI are the ones defined in the Prospectus. In connection with the term, valuation date, the New York Stock Exchange is currently closed on weekends and on these holidays: New Year's Day, Martin Luther King's Birthday, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. If any of these holidays occurs on a weekend day, the Exchange may also be closed on the business day occurring just before or just after the holiday.

Services

Independent auditors
The financial statements of the variable annuity account (VAA) and the statutory-basis financial statements of Lincoln New York appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent auditors, 2300 National City Center, 110 West Berry Street, Fort Wayne, Indiana, 46802, as set forth in their reports also appearing elsewhere in this document and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included in this document in reliance on their reports given on their authority as experts in accounting and auditing.

Keeper of records
All accounts, books, records and other documents which are required to be maintained for the VAA are maintained by Lincoln New York or by third parties responsible to Lincoln New York. Administrative services necessary for the operation of the VAA and the contracts are currently provided by Lincoln Life. However, neither the assets of Lincoln Life nor the assets of LNC support the obligations of Lincoln New York under the contracts. No separate charge against the assets of the VAA is made by Lincoln Life for this service.

Principal underwriter

Lincoln Financial Advisors Corporation ("LFA"), 200 E. Berry Street, Ft. Wayne, IN 46802, an Indiana corporation registered with the Securities and Exchange Commission as a broker-dealer, is the principal underwriter for the contracts, which are offered continuously. Lincoln Financial Distributors, Inc. will perform certain marketing and other ancillary functions are described in this Prospectus. LFA retains no underwriting commissions from the sale of the variable annuity contracts.

Sales charges and exchange privileges under the contracts are described in the Prospectus.

Purchase of securities being offered

The variable annuity contracts are offered to the public through licensed insurance agents who specialize in selling Lincoln New York products; through independent insurance brokers; and through certain securities brokers/dealers selected by Lincoln New York whose personnel are legally authorized to sell annuity products. There are no special purchase plans for any class of prospective buyers. However, under certain limited circumstances described in the Prospectus under the section Charges and other deductions, the surrender charge may be reduced or waived.

Both before and after the annuity commencement date, there are exchange privileges between subaccounts, and from the VAA to the general account subject to restrictions set out in the Prospectus. See The contracts, in the Prospectus. No exchanges are permitted between the VAA and other separate accounts.

The offering of the contracts is continuous.

Calculation of investment results

The paragraphs set forth below represent yield and total return performance information for the VAA and the subaccounts calculated in several different ways.

Money Market Fund Subaccount:

At times the VAA may advertise the Money Market subaccount's yield. The yield refers to the income generated by an investment in the subaccount over a seven-day period. This income is then annualized. The process of annualizing, results when the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The yield figure is based on historical earnings and is not intended to indicate future performance.

The money market subaccount's seven-day yield is determined by calculating the change in unit value for the base period (the 7-day period ended December 31, 2001); then dividing this figure by the account value at the beginning of the period; then annualizing this result by the factor of 365/7.

This yield includes all deductions charged to the contractowner's account, and excludes any realized gains and losses from the sale of securities. The Lincoln National Money Market Subaccount yield was 4.49% at December 31, 2001.

Total return

Standard investment results:

Standard performance is based on a formula to calculate performance that is prescribed by the SEC. Under rules issued by the SEC, standard performance must be included in any marketing material that discusses the performance of the VAA and the subaccounts. This information represents past performance and does not indicate or represent future performance.

Average annual return for each period is determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, according to the following formula:

                                P(1 + T)n = ERV

           Where:   P =   a hypothetical initial purchase payment of
                          $1,000
                    T =     average annual total return for the
                            period in question
                    N =     number of years
                  ERV =     ending redeemable value (as of the end
                            of the period in question) of a
                            hypothetical $1,000 purchase payment
                            made at the beginning of the 1-year,
                            5-year, or 10-year period in question
                            (or fractional period thereof)

The formula assumes that: (1) all recurring fees have been charged to the contractowner accounts; and (2) there will be a complete redemption upon the anniversary of the 1-year, 5-year, or 10-year period in question.

In accordance with SEC guidelines, we will report standard performance back to the first date that the fund became available in the VAA. Because standard performance reporting periods of less than one year could be misleading, we may report "N/A's" for standard performance until one year after a fund became available in the separate account.

Standard Performance Data:

Period Ending December 31, 2001

                                                                        Since
                                                         1-Year 5-Years Inception
                                              Subaccount With   With    With
                                              Commenced  EGMDB  EGMDB   EGMDB
---------------------------------------------------------------------------------
AFIS Global Small Cap                          5/22/00
AFIS Growth                                    5/22/00
AFIS Growth-Income                             5/22/00
AFIS International                             5/22/00
AIM V.I. Growth Fund                           5/22/00
AIM V.I. International Growth Fund             5/22/00
AIM V.I. Premier Equity Fund                   5/22/00
Alliance Growth & Income                       5/22/00
Alliance Premier Growth                        5/22/00
AllianceBernstein Small Cap Value              9/19/01
Alliance Technology                            5/22/00
Delaware Large Cap Value Series                5/22/00
Delaware High Yield Series                     5/22/00
Delaware REIT Series                           5/22/00
Delaware Small Cap Value Series                5/22/00
Delaware Trend Series                          5/22/00
Delaware U.S. Growth Series                    9/19/01
Fidelity(R) VIP Contrafund Portfolio           9/19/01
Fidelity(R) VIP Equity-Income Portfolio        5/22/00
Fidelity(R) VIP Growth Portfolio               5/22/00
Fidelity(R) VIP Overseas Portfolio             5/22/00
FTVIPT Franklin Small Cap                      5/22/00
Janus Aggressive Growth                        9/19/01
Janus Balanced                                 9/19/01
Janus Worldwide Growth                         9/19/01
Lincoln National Aggressive Growth Fund        9/19/01
Lincoln National Bond Fund                     5/22/00
Lincoln National Capital Appreciation Fund     9/19/01
Lincoln National Global Asset Allocation Fund  9/19/01
Lincoln National International Fund            9/19/01
Lincoln National Money Market Fund             5/22/00
Lincoln National Social Awareness Fund         9/19/01
MFS(R) Capital Opportunities Series            9/19/01
MFS(R) Emerging Growth Series                  5/22/00
MFS(R) Total Return Series                     5/22/00
MFS(R) Utilities Series                        5/22/00
Neuberger Berman Mid-Cap Growth                9/19/01
Neuberger Berman Regency                       9/19/01
Putnam Growth & Income                         9/19/01
Putnam Health Sciences                         9/19/01
Scudder VIT EAFE Equity Index                  9/19/01
Scudder VIT Equity 500 Index                   5/22/00
Scudder VIT Small Cap Index                    9/19/01
FTVIPT Templeton Growth                        5/22/00

The performance figures shown reflect the cost of the EGMDB.

Non-standard investment results:

The VAA may report its results over various periods--daily, monthly, three-month, six-month, year-to-date, yearly (fiscal year), three, five, ten years or more and lifetime--and compare its results to indices and other variable annuities in sales materials including advertisements, brochures and reports. Performance information for the periods prior to the date that a fund became available in the VAA will be calculated based on (1) the performance of the fund adjusted for contract charges (ie: mortality and expense risk fees, any applicable administrative charges, excluding surrender charges) and the management and other expenses of the fund and (2) the assumption that the subaccounts were in existence for the same periods as indicated for the fund. It may or may not reflect charges for any options that were in effect during the time periods shown. This performance is referred to as non-standardized performance data. Such results may be computed on a cumulative and/or annualized basis. We may provide illustrations of income payments and values during the annuity payout period, based on historical or hypothetical rates of return that are not guaranteed. We may also report non-standard performance assuming that you deposited $10,000 into a subaccount at inception of the underlying fund or 10 years ago (whichever is less). This non-standard performance may be shown as a graph illustrating how that deposit would have increased or decreased in value over time based on the performance of the underlying fund adjusted for contract charges. This information represents past performance and does not indicate or represent future performance. The investment return and value of a contract will fluctuate so that contractowner's investment may be worth more or less than the original investment. Cumulative quotations are arrived at by calculating the change in accumulation unit value between the first and last day of the base period being measured, and expressing the difference as a percentage of the unit value at the beginning of the base period. Annualized quotations are arrived at by applying a formula which reflects the level rate of return, which if earned over the entire base period, would produce the cumulative return.

Non-Standard Performance Data (adjusted for contract expense charges):
Period Ending December 31, 2001

                                              YTD   1-year 3-year 5-year 10-year
                                              With  With   With   With   With             As if
                                              EGMDB EGMDB  EGMDB  EGMDB  EGMDB   Lifetime Commenced
---------------------------------------------------------------------------------------------------
AFIS Global Small Cap                                                                      4/30/98
AFIS Growth                                                                                 2/8/84
AFIS Growth-Income                                                                          2/8/84
AFIS International                                                                          5/1/90
AIM V.I. Growth Fund                                                                        5/5/93
AIM V.I. International Growth Fund                                                          5/5/93
AIM V.I. Premier Equity Fund                                                                5/5/93
Alliance Growth & Income                                                                   1/14/91
Alliance Premier Growth                                                                    6/26/92
AllianceBernstein Small Cap Value                                                           5/1/01
Alliance Technology                                                                        1/11/96
Delaware Large Cap Value Series                                                            7/28/88
Delaware High Yield Series                                                                 7/28/88
Delaware REIT Series                                                                        5/1/98
Delaware SmallCap Value Series                                                            12/27/93
Delaware Trend Series                                                                     12/27/93
Delaware U.S. Growth Series                                                               11/15/99
Fidelity VIP Contrafund Portfolio                                                           1/3/95
Fidelity VIP Equity-Income Portfolio                                                       10/9/86
Fidelity VIP Growth Portfolio                                                              10/9/86
Fidelity VIP Overseas Portfolio                                                            1/28/87
FTVIPT Franklin Small Cap                                                                 10/31/95
Janus Aggressive Growth                                                                    9/13/93
Janus Balanced                                                                             9/13/93
Janus Worldwide Growth                                                                     9/13/93
Lincoln National Aggressive Growth Fund                                                     2/3/94
Lincoln National Bond Fund                                                                12/28/81
Lincoln National Capital Appreciation Fund                                                  2/3/94
Lincoln National Global Asset Allocation Fund                                               8/3/87
Lincoln National International Fund                                                         5/1/91
Lincoln National Money Market Fund                                                          1/7/82
Lincoln National Social Awareness Fund                                                      5/2/88
MFS(R) Capital Opportunities Series                                                        8/14/96
MFS(R) Emerging Growth Series                                                              7/24/95
MFS(R) Total Return Series                                                                  1/3/95
MFS(R) Utilities Series                                                                     7/3/95
Neuberger Berman Mid-Cap Growth                                                            11/3/97
Neuberger Berman Regency                                                                       N/A
Putnam Growth & Income                                                                     4/30/98
Putnam Health Sciences                                                                     4/30/98
Scudder VIT EAFE Equity Index                                                              8/22/97
Scudder VIT Equity 500 Index                                                               10/1/97
Scudder VIT Small Cap Index                                                                8/25/97
FTVIPT Templeton Growth                                                                    3/15/94

The performance figures shown above reflect the cost of the EGMDB.

Annuity payouts

Variable annuity payouts
Variable annuity payouts will be determined on the basis of: (1) the dollar value of the contract on the annuity commencement date less any applicable premium taxes and surrender charges; (2) the annuity tables contained in the contract; (3) the type of annuity option selected; and (4) the investment results of the fund(s) selected. In order to determine the amount of variable annuity payouts, Lincoln New York makes the following calculation: first, it determines the dollar amount of the first payout; second, it credits the contract with a fixed number of annuity units based on the amount of the first payout; and third, it calculates the value of the annuity units each period thereafter. These steps are explained below.

The dollar amount of the first periodic variable annuity payout is determined by applying the total value of the accumulation units credited under the contract valued as of the annuity commencement date (less any premium taxes and surrender charges) to the annuity tables contained in the contract. The first variable annuity payout will be paid 14 days after the annuity commencement date. This day of the month will become the day on which all future annuity payouts will be paid. Amounts shown in the tables are based on the 1983 Table "a" Individual Annuity Mortality Tables, modified, with an assumed investment return at the rate of 3%, 4% or 5% per annum. The first annuity payout is determined by multiplying the benefit per $1,000 of value shown in the contract tables by the number of thousands of dollars of value accumulated under the contract. These annuity tables vary according to the form of annuity selected and the age of the annuitant at the annuity commencement date. The assumed interest rate is the measuring point for subsequent annuity payouts. If the actual net investment rate (annualized) exceeds the assumed interest rate, the payout will increase at a rate equal to the amount of such excess. Conversely, if the actual rate is less than the assumed interest rate, annuity payouts will decrease. If the assumed rate of interest were to be increased, annuity payouts would start at a higher level but would decrease more rapidly or increase more slowly.

Lincoln New York may use sex distinct annuity tables in contracts that are not associated with employer sponsored plans and where not prohibited by law.

At an annuity commencement date, the contract is credited with annuity units for each subaccount on which variable annuity payouts are based. The number of annuity units to be credited is determined by dividing the amount of the first periodic payout by the value of an annuity unit in each subaccount selected. Although the number of annuity units is fixed by this process, the value of such units will vary with the value of the underlying fund.

The amount of the second and subsequent periodic payouts is determined by multiplying the contractowner's fixed number of annuity units in each subaccount by the appropriate annuity unit value for the valuation date ending 14 days prior to the date that payout is due.

The value of each subaccount's annuity unit will be set initially at $1.00. The annuity unit value for each subaccount at the end of any valuation date is determined by multiplying the subaccount annuity unit value for the immediately preceding valuation date by the product of:

a. The net investment factor of the subacount for the valuation period for which the annuity unit value is being determined, and

b. A factor to neutralize the assumed investment return in the annuity table.

The value of the annuity units is determined as of a valuation date 14 days prior to the payment date in order to permit calculation of amounts of annuity payouts and mailing of checks in advance of their due dates. Such checks will normally be issued and mailed at least three days before the due date.

Proof of age, sex and survival
Lincoln New York may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend.

Advertising and sales
literature

As set forth in the Prospectus, Lincoln New York may refer to the following organizations (and others) in its marketing materials:

A.M. Best's Rating System is designed to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of each company. A.M. Best also provides certain rankings, to which Lincoln New York intends to refer.

EAFE Index is prepared by Morgan Stanley Capital International (MSCI). It measures performance of equity securities in Europe, Australasia and the Far East. The index reflects the movements of world stock markets by representing the evolution of an unmanaged portfolio. The EAFE Index offers international diversification representing over 1,000 companies across 20 different countries.

FITCH provides ratings on over 800 insurance entities in close to 30 countries. The Insurance Group maintains three significant analytical staffing centers in Chicago, London and New York, and also coordinates local analytical resources in other parts of the world on behalf of Fitch's global office network.

Lipper Variable Insurance Products Performance Analysis Service is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, including reports on performance and portfolio analysis, fee and expense analysis.

Moody's insurance financial strength rating is an opinion of an insurance company's financial strength and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

Morningstar is an independent financial publisher offering comprehensive statistical and analytical coverage of open-end and closed-end funds and variable annuities.

Standard & Poor's insurance claims-paying ability rating is an opinion of an operating insurance company's financial capacity to meet obligations under an insurance policy in accordance with the terms. The likelihood of a timely flow of funds from the insurer to the trustee for the bondholders is a key element in the rating determination for such debt issues.

VARDS (Variable Annuity Research and Data Service) provides a comprehensive guide to variable annuity contract features and historical fund performance.
The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable contracts.

Standard & Poor's 500 Index--A broad-based measurement of U.S. stock-market performance based on the weighted average performance of 500 common stocks of leading company's and leading industries; commonly known as the Standard & Poor's 500 (S&P 500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm.

NASDAQ-OTC Price Index--this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market value-weighted and was introduced with a base of 100.00 on February 5, 1971.

Dow Jones Industrial Average (DJIA)--price-weighted average of 30 actively traded blue chip stocks, primarily industrials but currently including American Express Company and American Telephone and Telegraph Company. Prepared and published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

Russell 1000 Index--Measures the performance of the 1,000 largest companies in the Russell 3000 Index, which represents approximately 90% of the total market capitalization of the Russell 3000 that measures 3,000 of the largest U.S. companies.

Russell 2000 Index--Measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which represents approximately 10% of the total market capitalization of the Russell 3000 that measures 3,000 of the largest U.S. companies.

Lehman Brothers Aggregate Bond Index--Composed of securities from Lehman Brothers Government/Corpo-rate Bond Index, Mortgage-Backed Securities Index, and the Asset-Backed Securities Index. Indexes are rebalanced monthly by market capitalization.

Lehman Brothers Government/Corporate Bond Index--This is a measurement of the movement of approximately 4,200 corporate, publicly traded, fixed-rate, nonconvertible, domestic debt securities, as well as the domestic debt securities issued by the U.S. government or its agencies.

Lehman Brothers Government Intermediate Bond Index--Composed of all bonds covered by the Lehman Brothers Government Bond Index (all publicly issued, nonconvertible, domestic debt of the U.S. government or any agency thereof, quasi-federal corporations, or corporate debt guaranteed by the U.S. government) with maturities between one and 9.99 years.

Merrill Lynch High Yield Master Index--This is an index of high yield debt securities. High yield securities are those below the top four quality rating categories and are considered more risky than investment grade. Issues must be rated by Standard & Poor's or by Moody's Investors Service as less than investment grade (i.e., BBB or Baa) but not in default (i.e. DDD1 or less). Issues must be in the form of publicly placed nonconvertible, coupon-bearing U.S. domestic debt and must carry a term to maturity of at least one year.

Morgan Stanley Emerging Markets Free Index--A market capitalization weighted index composed of companies representative of the market structure of 22 Emerging Market countries in Europe, Latin America, and the Pacific Basin. This index excludes closed markets and those shares in otherwise free markets, which are not purchasable by foreigners.

Morgan Stanley World Capital International World Index--A market capitalization weighted index composed of companies representative of the market structure of 22 Developed Market countries in North America, Europe and the Asia/Pacific Region.

Morgan Stanley Pacific Basin (Ex-Japan) Index--An arithmetic, market value-weighted average of the performance of securities listed on the stock exchanges of the following Pacific Basin Countries: Australia, Hong Kong, Malaysia, New Zealand and Singapore.

Nareit Equity Reit Index--All of the data is based on the last closing price of the month for all tax-qualified REITs listed on the New York Stock Exchange, American Stock Exchange, and the NASDAQ National Market System. The data is market weighted.

Salomon Brothers World Government Bond (Non US) Index--A market capitalization weighted index consisting of government bond markets of the following 13 countries: Australia, Austria, Belgium, Canada, Denmark, France, Germany, Italy, Japan, The Netherlands, Spain, Sweden, and The United Kingdom.

Salomon Brothers 90 Day Treasury-Bill Index--Equal dollar amounts of three-month Treasury bills are purchased at the beginning of each of three consecutive months. As each bill matures, all proceeds are rolled over or reinvested in a new three-month bill.


Standard and Poor's Index (S&P 400)--Consists of 400 domestic stocks chosen for market size, liquidity, and industry representations.

Standard and Poor's Utilities Index--The utility index is one of several industry groups within the broader S&P 500. Utility stocks include electric, natural gas, and telephone companies included in the S&P 500.

In its advertisements and other sales literature for the VAA and the funds, Lincoln New York intends to illustrate the advantages of the contracts in a number of ways:

Compound Interest Illustrations. These will emphasize several advantages of the variable annuity contract. For example, but not by way of illustration, the literature may emphasize the potential tax savings through tax deferral; the potential advantage of the variable annuity account over the fixed account; and the compounding effect when a client makes regular deposits to his or her contract.

Internet. An electronic communications network which may be used to provide information regarding Lincoln New York, performance of the subaccounts and advertisement literature.

Additional services

Dollar Cost Averaging (DCA)--You may systematically transfer, on a monthly basis, amounts from certain subaccounts, or the fixed side of the contract into the subaccounts. You may elect to participate in the DCA program at the time of application or at anytime before the annuity commencement date by completing an election form available from us. The minimum amount to be dollar cost averaged is $2,000 over any period between 6 and 60 months. Once elected, the program will remain in effect until the earlier of: (1) the annuity commencement date;
(2) the value of the amount being DCA'd is depleted; or (3) you cancel the program by written request or by telephone if we have your telephone authorization on file. A transfer made as part of this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges which may apply to transfers. We reserve the right to discontinue this program at any time. DCA does not assure a profit or protect against loss.

Upon receipt of additional purchase payments allocated to a DCA program, the length of time of the existing program will be extended to reflect the end date of the new DCA program. However, the existing interest crediting rate will not be extended. The existing interest crediting rate will expire at its originally scheduled expiration date and the value remaining in the DCA account from the original amount as well as the additional purchase payments will be credited with interest at the rate applicable to the new DCA program.

Automatic Withdrawal Service (AWS)--AWS provides an automatic, periodic withdrawal of contract value to you. AWS may take place on either a monthly, quarterly, semi-annual or annual basis, as selected by the contractowner. You may elect to participate in AWS at the time of application or at any time before the annuity commencement date by sending a written request to our servicing office. The minimum contract value required to establish AWS is $10,000. You may cancel or make changes to your AWS program at any time by sending written request to our servicing office. If telephone authorization has been elected, certain changes may be made by telephone. Notwithstanding the requirements of the program, any withdrawal must be permitted under Section 401(a)(9) of the IRC for qualified plans or permitted under Section 72 of the IRC for non-qualified contracts. To the extent that withdrawals under AWS do not qualify for an exemption from the contingent deferred sales charge, we will assess applicable surrender charges on those withdrawals. See Charges and other deductions--Surrender charge.

Portfolio Rebalancing--Portfolio rebalancing is an option, which, if elected by the contractowner, restores to a pre-determined level the percentage of the contract value, allocated to each variable subaccount. This pre-determined level will be the allocation initially selected when the contract was purchased, unless subsequently changed. The portfolio rebalancing allocation may be changed at any time by submitting a written request to our servicing office. If portfolio rebalancing is elected, all purchase payments allocated to the variable subaccounts must be subject to portfolio rebalancing. Portfolio rebalancing may take place on either a monthly, quarterly, semi-annual or annual basis, as selected by the contractowner. Once the portfolio rebalancing option is activated, any variable account subaccount transfers executed outside of the portfolio rebalancing program will terminate the portfolio rebalancing program. Any subsequent purchase payment or withdrawal that modifies the account balance within each variable subaccount may also cause termination of the portfolio rebalancing program. Any such termination will be confirmed to the contractowner. The contractowner may terminate the portfolio rebalancing program or re-enroll at any time by writing our servicing office. If telephone authorization has been elected, the contractowner may make these elections by phone. The portfolio rebalancing program is not available following the annuity commencement date.

Cross Reinvestment Program--Under this option, account value in a designated variable subaccount of the contract that exceeds a certain baseline amount is automatically transferred to another specific variable subaccount(s) of the contract at specific intervals. You may elect to participate in the cross reinvestment program at the time of application or at any time before the annuity commencement date by sending a written request to our servicing office or by telephone if we have your telephone authorization on file. You designate the holding account, the receiving account(s), and the baseline amount. Cross reinvestment will continue until we receive authorization to terminate the program.

The minimum holding account value required to establish cross-reinvestment is $10,000. A transfer under this program is not considered a transfer for purposes of limiting the number of transfers that may be made. We reserve the right to discontinue this service at any time.

Lincoln Financial Group. Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. With headquarters in Philadelphia, Lincoln Financial Group has consolidated assets of over $98 billion and annual consolidated revenues of almost $6.4 billion. Through its wealth accumulation and protection businesses, the company provides annuities, life insurance, 401(k) plans, life-health reinsurance, mutual funds, institutional investment management and financial planning and advisory services.

Lincoln New York's customers. Sales literature for the VAA and the funds may refer to the number of employers and the number of individual annuity clients which Lincoln New York serves. As of the date of this SAI, Lincoln New York was serving over 399 employer contracts and more than 118,000 individuals.

Lincoln New York's assets, size. Lincoln New York may discuss its general financial condition (see, for example, the reference to A.M. Best Company above); it may refer to its assets; it may also discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria (see reference to A.M. Best Company above). For example, at year-end 2001 Lincoln New York had statutory admitted assets of over $2 billion.

Other information

Due to differences in redemption rates, tax treatment or other considerations, the interests of contractowners under the variable life accounts could conflict with those of contractowners under the VAA. In those cases, where assets from variable life and variable annuity separate accounts are invested in the same fund(s) (i.e., where mixed funding occurs), the Boards of Directors of the fund involved will monitor for any material conflicts and determine what action, if any, should be taken. If it becomes necessary for any separate account to replace shares of any fund with another investment, that fund may have to liquidate securities on a disadvantageous basis. Refer to the Prospectus for each fund for more information about mixed funding.

Financial statements

[To Be Filed By Amendment]

LINCOLN NEW YORK SEPARATE ACCOUNT N FOR VARIABLE ANNUITIES

                       REGISTRATION STATEMENT ON FORM N-4

                           PART C - OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

 (a) List of Financial Statements

     1. Part A The Table of Condensed Financial Information is included in Part A of this Registration Statement (To Be Filed By Amendment)

     2. Part B The Financial Statements for the Variable Account are included in Part B of this Registration Statement (To Be Filed By Amendment)

          Statement of Assets and Liability--December 31, 2001
          Statement of Operations--For the year ended December 31, 2001
           Statement of Changes in Net Assets--For the year or period ended December 31, 2001 and 2000
          Notes to Financial Statements--December 31, 2001
          Report of Ernst & Young LLP, Independent Auditors


     3. Part B The following Statutory-Basis Financial Statements of Lincoln Life & Annuity Company of New York are included in Part B of this Registration Statement: (To Be Filed By Amendment)

          Balance Sheets Statutory-Basis--December 31, 2001 and 2000

          Statements of Operations Statutory-Basis--Years ended December 31, 2001, 2000 and 1999

          Statements of Changes in Capital and Surplus Statutory-Basis--Years ended December 31, 2001, 2000 and 1999.

          Statements of Cash Flows Statutory-Basis--Years ended December 31, 2001, 2000 and 1999.

          Notes to Statutory-Basis Financial Statements--December 31, 2001

          Report of Ernst & Young LLP, Independent Auditors

Item 24.                          (Continued)

(b)  List of Exhibits

(1)(a) Resolution of the Board of Directors and Memorandum authorizing establishment of Account N incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-93875) filed on December 30, 1999.

   (b) Amendment to that Certain Memorandum incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-93875) filed December 30, 1999.

   (c) Amendment No. 2 to the Certain Memorandum incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-37982) filed on September 8, 2000.

(2)    None.


(3)(a) Amended and Restated Principal Underwriting Agreement--Lincoln Financial Advisors/Lincoln Life & Annuity Company of New York incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-93875) filed December 30, 1999.

       (i) Admendment to Amended and Restated Principal Underwriting Agreement--Lincoln Financial Advisors/Lincoln Life & Annuity
           Company of New York incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-83718) filed on May 24, 2002.


   (b) Wholesaling Agreement between Lincoln Life & Annuity Company of New York, Lincoln Financial Advisors, and Delaware Distributors, L.P. incorporated herein by reference to Post-Effective Amendment No. 1 (File No. 333-93875) filed on April 18, 2001.

       (1) Amendment to wholesaling agreement incorporated herein by reference to Post-Effective Amendment No. 1 (File No. 333-93875) filed on April 18, 2001.

   (c) Standard Selling Group Agreement incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-93875) filed on
       April 27, 2000.

(4)(a) Form of ChoicePlus II Bonus Variable Annuity Contract.

   (b) Form of Persistency Credit Rider.

   (c) Form of Bonus Credit Rider.

(5)(a) ChoicePlus II Bonus Application.


(6) Articles of Incorporation and Bylaws of Lincoln Life & Annuity Company of New York incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-10863) filed on August 27, 1996.

(7)    Not applicable.


(8)(a) Form of Service Agreement between Lincoln Life & Annuity Company of New York and Delaware Management Holdings, Inc. incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-93875) filed on April 27, 2000.

       (1) Amendment to Service Agreement incorporated herein by reference to Post-Effective Amendment No. 10 (File No. 333-40937) filed on April 9, 2002.

   (b) Administrative Services Agreement between Lincoln Life & Annuity Company of New York and Lincoln National Life Insurance Company dated 1-1-98 incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-38007) filed on
       October 11, 1999.

   (c) Form of Participation Agreement by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., Lincoln Life & Annuity Company of New York and Lincoln Financial Advisors Corporation incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-93875) filed on April 16, 2002.

   (d) Participation Agreement among Lincoln Life & Annuity Company of New
       York and Lincoln Financial Advisors Corporation, Alliance Capital Management LP and Alliance Fund Distributors, Inc. incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-93875) filed on April 16, 2002.

   (e) Form of Fund Participation Agreement among Lincoln Life & Annuity Company of New York, American Variable Insurance Series, American Funds and the Distributors Inc., and Capital Research and Management Company incorporated herein by reference to Post-Effective Amendment No. 3
       (File No. 333-93875) filed on April 16, 2002.

   (f) Fund Participation Agreement by and among BT Insurance Funds Trust
       (now known as Deutsche Asset Management VIT Funds), Bankers Trust Company and Lincoln Life & Annuity Company of New York incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-93875) filed on April 16, 2002.

   (g) Participation Agreement among Delaware Group Premium Fund Inc., Lincoln Life & Annuity Company of New York and Delaware Distributors, LP incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-93875) filed on April 16, 2002.

   (h) Participation Agreements among Variable Insurance Products Funds, Fidelity Distributors Corporation and Lincoln Life & Annuity Company of New York incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-93875) filed on April 16, 2002.

   (i) Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., and Lincoln Life & Annuity Company of New York incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-93875) filed on April 16, 2002.

   (j) Fund Participation Agreement between Lincoln Life & Annuity Company of New York and Lincoln National Bond Fund, Inc. incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-93875) filed on April 16, 2002.

   (k) Fund Participation Agreement between Lincoln Life & Annuity Company of New York and Lincoln National Money Market Fund, Inc. dated September 25, 1998 incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-93875) filed on April 16, 2002.

   (l) Participation Agreement among Lincoln Life & Annuity Company of New York, Liberty Advisory Services Corporation, Liberty Variable Investment Trust and Liberty Funds Distributor, Inc. dated May 1, 2000 is incorporated herein by reference to Post-Effective Amendment No. 1 (File No. 333-93875) filed on April 18, 2000.
       (i) Amendment to Participation Agreement dated June 1, 2000 incorporated herein by reference to Post-Effective Amendment No. 1 (File No. 333-93875) filed on April 18, 2000.

   (m) Form of Amended and Restated Participation Agreement among MFS Variable Insurance Trust, Lincoln Life & Annuity Company of New York and Massachusetts Financial Services Company incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-93875) filed on April 16, 2002.

   (n) Fund Participation Agreement between Janus Aspen Series and Lincoln Life & Annuity Company of New York incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-93875) filed on
       April 16, 2002.

   (o) Fund Participation Agreement by and between Neuberger&Berman Advisors Management Trust, Advisers Managers Trust, Neuberger&Berman Management Incorporated and Lincoln Life & Annuity Company of New York incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-93875) filed on April 16, 2002.

   (p) Form of Participation Agreement among Putnam Variable Trust, Putnam Retail Management, LP and Lincoln Life & Annuity Company of New York incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-93875) filed on April 16, 2002.

   (q) Fund Participation Agreement between Lincoln Life & Annuity Company of New York and Lincoln National Aggressive Growth Fund, Inc. dated September 25, 1998 incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-93875) filed on April 16, 2002.

   (r) Fund Participation Agreement between Lincoln Life & Annuity Company of New York and Lincoln National Capital Appreciation Fund, Inc. dated November 2, 1998 incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-93875) filed on April 16, 2002.

   (s) Fund Participation Agreement between Lincoln Life & Annuity Company of New York and Lincoln National Global Asset Allocation Fund, Inc. dated November 2, 1998 incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-93875) filed on April 16, 2002.

   (t) Fund Participation Agreement between Lincoln Life & Annuity Company of New York and Lincoln National International Fund, Inc. dated November 2, 1998 incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-93875) filed on April 16, 2002.

   (u) Fund Participation Agreement between Lincoln Life & Annuity Company of New York and Lincoln National Social Awareness Fund, Inc. dated September 25, 1998 incorporated herein by reference to Post-Effective Amendment
       No. 3 (File No. 333-93875) filed on April 16, 2002.

(9) Opinion and consent of Mary Jo Ardington, Counsel of The Lincoln National Life Insurance Company. (To Be Filed By Amendment)

(10) Consent of Ernst & Young LLP, Independent Auditors. (To Be Filed By Amendment)


(11)   Not applicable.

(12)   Not applicable.


(13) Schedule for Computation for Performance Quotations incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-83718) filed on May 24, 2002.


(14)   Not applicable.

(15) Organizational Chart of the Lincoln National Insurance Holding Company System.


(16) Power of Attorney incorporated herein by reference to Post-Effective Amendment No. 2 (File No. 333-93875) filed on February 15, 2002.


Item 25.

The following list contains the officers and directors of Lincoln Life & Annuity Company of New York who are engaged directly or indirectly in activities relating to the Lincoln New York Separate Account N for Variable Annuities as well as the contracts. The list also shows Lincoln Life & Annuity Company of New York's executive officers.

                                          Positions and Officers with
                                         Lincoln Life & Annuity Company
Name                                              of New York
----                                     ------------------------------
Lorry J. Stensrud**                      President and Director

John H. Gotta****                        2nd Vice President and Director

Janet Chrzan**                           2nd Vice President/Chief Financial
                                         Officer

J. Patrick Barrett                       Director
    Chairman and CEO
    Carpat Investments
    4605 Watergap
    Manlius, NY 13104

Robert D. Bond**                         Director

Jon A. Boscia***                         Director

Diane Dillman**                          AVP/Director of Annuities Compliance

Christine Frederick****                  AVP/Director of Life Compliance

Steven M. Kluever**                      2nd Vice President

Barbara S. Kowalczyk***                  Director

M. Leanne Lachman                        Director
    Principal
    Lend Lease Real Estate Investments
    787 7th Avenue--46th Floor
    New York, NY 10019

Louise G. Marcoccia                      Director
    Senior Vice President
    Syracuse University
    Skytop Office Building
    Skytop Road
    Syracuse, NY 13244-5300

Gary W. Parker****                       2nd Vice President and Director

John M. Pietruski                        Director
    One Penn Plaza
    Suite 3408
    New York, NY 10119

Ron J. Ponder                            Director
    President & CEO
    Telecom, Media &
    Networks Americas
    A Cap Gemini Ernst & Young
    Company
    25 Airport Road
    Morristown NJ
    07960

Mark E. Reynolds**                       Director

Robert O. Sheppard*                      2nd Vice President/General Counsel

Eldon J. Summers, Jr.**                  Treasurer

Richard C. Vaughan***                    Director

C. Suzanne Womack***                     Secretary

* Principal business address of each person is 100 Madison Street, Suite 1860, Syracuse, New York 13202.

** Principal business address of each person is 1300 S. Clinton Street, Fort Wayne, Indiana 46801.

*** Principal business address of each person is Centre Square, West Tower, 1500 Market St., Suite 3900, Philadelphia, PA 19102.


**** Principal business address of each person is 359 Church Street, Hartford, CT 06103.

Item 26.

                     PERSONS CONTROLLED BY OR UNDER COMMON
                   CONTROL WITH THE DEPOSITOR OR REGISTRANT

     See Exhibit 15(a): The Organizational Chart of The Lincoln National Insurance Holding Company System.


Item 27.

                           NUMBER OF CONTRACT OWNERS


     As of May 31, 2002, there were 948 contractowners under Lincoln New York Variable Annuity Account N.



Item 28.

                         INDEMNIFICATION--UNDERTAKING

(a)  Brief description of indemnification provisions.

     In general, Article VII, Section 2, of the By-Laws of Lincoln Life & Annuity Co. of NY (LNY) provides that LNY will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LNY, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LNY. Certain additional conditions apply to indemnification in criminal proceedings.

     In particular, separate conditions govern indemnification of directors, officers, and employees of LNY in connection with suits by, or in the rights of LNY.

     Please refer to Article VII of the By-Laws of LNY (Exhibit No. 6(a) hereto) for the full text of the indemnification provisions.
     Indemnification is permitted by, and is subject to the requirements of, New York law.

(b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore,unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.                       Principal Underwriter


     (a) Lincoln Financial Advisors, Inc. is the Principal Underwriter for Lincoln New York Separate Account N for Variable Annuities; Lincoln Life & Annuity Variable Annuity Account L; Lincoln Life & Annuity Flexible Premium Variable Life Account M; LLANY Separate Account R for Flexible Premium Variable Life Insurance; LLANY Separate Account S for Flexible Premium Variable Life Insurance; and Lincoln New York Separate Account T for Variable Annuity Contracts.
     (b)  Officers and Directors


J. Michael Hemp*           President and Director
Lucy D. Gase**             Vice President, Assistant Secretary and Director
Matthew Lynch*             Vice President, Chief Financial Officer, and Director
Michael E. McMath*         Senior Vice President
Cynthia A. Rose***         Secretary
C. Gary Shimmin*           Vice President
Eldon V. Summers***        Treasurer

* Principal business address of each person is 350 Church Street, Hartford, CT 06103

** Principal business address of each person is 200 East Berry Street, Fort Wayne, IN 46802-2706

*** Principal business address of each person is 1300 S. Clinton Street, Fort Wayne, IN 46802

(c) Commissions and other compensations received by Lincoln Financial Advisors Corporation from Lincoln New York Separate Account N during the fiscal year which ended December 31, 2001. (To Be Filed By Amendment.)


(1)           (2)                  (3)               (4)           (5)
Name of       Net Underwriting
Principal     Discounts and        Compensation      Brokerage
Underwriter   Commissions          on Redemption     Commissions   Compensation
-----------   ---------------      -------------     -----------   ------------
Lincoln       None                 None              None
Financial
Advisors
Corporation




Item 30.  Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31a of the 1940 Act and the Rules promulgated thereunder are maintained by The Lincoln National Life Insurance Company ("Lincoln Life"), 1300 S. Clinton Street, Fort Wayne, Indiana 46802 pursuant to an administrative services agreement with Lincoln Life & Annuity Company of New York. Lincoln Life has entered into an agreement with Delaware Management Holdings Inc., One Commerce Square, 2005 Market Street, Philadelphia, Pennsylvania 19103 to provide accounting services for the VAA.

Item 31.  Management Services

Not Applicable.

Item 32

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase a Certificate or an Individual Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or a similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Lincoln Life at the address or phone number listed in the Prospectus.

(d) Lincoln Life & Annuity Company of New York hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life & Annuity Company of New York.

(e) Registrant hereby represents that it is relying on the American Council of Life Insurance (avail. Nov. 28, 1988) no-action letter with respect to Contracts used in connection with retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs (1) through (4) set forth in that no-action letter.

                                    SIGNATURE PAGE


     (a) As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Ft. Wayne, and the State of Indiana on this 26th day of June, 2002.

                                  Lincoln New York Separate Account N
                                  for Variable Annuities
                                  Lincoln ChoicePlus II Bonus


                                  By: /s/ Samuel S. Parkison
                                     -------------------------------------------
                                     Samuel S. Parkison, 2nd Vice President

                                  Lincoln Life & Annuity Company of New York
                                      (Depositor)

                                  By: /s/ Steven M. Kluever
                                     -------------------------------------------
                                     Steven M. Kluever, 2nd Vice President


     (b) As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities indicated on June 26, 2002.



Signature                                   Title
---------                                   -----
*/s/ Lorry J. Stensrud                      President and
-------------------------------------       Director (Principal
Lorry J. Stensrud                           Executive Officer)

*/s/ Janet Chrzan                           Second Vice President and
-------------------------------------       Chief Financial Officer
Janet Chrzan                                (Principal Financial Officer
                                            and Principal Accounting
                                            Officer)

*/s/ J. Patrick Barrett                     Director
-------------------------------------
J. Patrick Barrett

*/s/ Robert D. Bond                         Director
-------------------------------------
Robert D. Bond

*/s/ Jon A. Boscia                          Director
-------------------------------------
Jon A. Boscia

*/s/ John H. Gotta                          Director
-------------------------------------
John H. Gotta

*/s/ Barbara S. Kowalczyk                   Director
-------------------------------------
Barbara S. Kowalczyk

*/s/ M. Leanne Lachman                      Director
-------------------------------------
M. Leanne Lachman

*/s/ Louis G. Marcoccia                     Director
-------------------------------------
Louis G. Marcoccia

*/s/ Gary W. Parker                         Director
-------------------------------------
Gary W. Parker

*/s/ John M. Pietruski                      Director
-------------------------------------
John M. Pietruski

*/s/ Ron J. Ponder                          Director
-------------------------------------
Ron J. Ponder

                                            Director
-------------------------------------
Mark E. Reynolds

*/s/ Richard C. Vaughan                     Director
-------------------------------------
Richard C. Vaughan

*/s/ Steven M. Kluever                      pursuant to a Power of Attorney
-------------------------------------
Steven M. Kluever
